SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F   T      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No   T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Quarterly Financial Statements for the period ended on September 30, 2004 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera

y Agropecuaria

Unaudited Financial Statements

corresponding to the three-month period

ended September 30, 2004 and 2003

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Financial Statements

Index

Presentation

Unaudited Consolidated Balance Sheet

Unaudited Consolidated Statement of Income

Unaudited Consolidated Statement of Cash Flows

Notes to the Unaudited Consolidated Financial Statements

Unaudited Consolidated Schedules

Unaudited Balance Sheet

Unaudited Statement of Income

Unaudited Statement of Changes in Shareholders’ Equity

Unaudited Statement of Cash Flows

Notes to the Unaudited Financial Statements

Unaudited Schedules

Additional Information to the Notes to the Unaudited Financial Statements required by section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Business Highlights

Report of Independent Auditors

Name of the Company:	Cresud Sociedad Anónima
Comercial, Inmobiliaria,
Financiera y Agropecuaria

Legal Address:	Moreno 877, 23rd Floor Ciudad Autónoma de Buenos Aires

Principal Activity:	Agriculture and livestock and real-estate

Financial statements for the period ended September 30, 2004 presented in comparative form with the previous year and with the same period of the previous year

Financial year N0 70 started on July 1, 2004

DATES OF REGISTRATION AT THE PUBLIC REGISTRY OF COMMERCE

Of the by-laws:	February 19, 1937

Of the latest amendment:	June 2, 1997

Duration of the Company:	June 6, 2082

Information on controlled companies in Note 2 to the unaudited consolidated Financial Statements

CAPITAL STATUS (Note 3 of unaudited basic financial statements)

SHARES

Type of stock	Authorized pesos	Subscribed pesos	Paid-in pesos
Ordinary certified shares of $1 face value and 1 vote each	151,050,377	151,050,377	151,050,377

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Balance Sheet at September 30, 2004, June 30, 2004 and September 30, 2003

	September 30, 2004 (Notes 1, 2 and 3) Pesos	June 30, 2004 (Notes 1, 2 and 3) Pesos	September 30,2003 (Notes 1, 2 and 3) Pesos
ASSETS
Current Assets
Cash and banks (Note 4.a.)	12,161,460	12,672,024	11,605,047
Investments (Note 4.b.)	11,724,458	1,547,433	7,240,980
Trade accounts receivable (Note 4.c.)	2,061,967	4,630,328	3,111,505
Other receivables and prepaid expenses (Note 4.d.)	20,539,013	19,408,644	9,202,859
Inventories (Note 4.e.)	36,471,536	34,840,259	24,476,627

Total current assets	82,958,434	73,098,688	55,637,018

Non-current assets
Other receivables and prepaid expenses (Note 4.d.)	822,059	61,215	1,243,403
Inventories (Note 4.e.)	41,258,691	44,740,030	36,328,790
Investments (Note 4.b.)	301,331,153	263,698,683	204,494,972
Other investments (Note 4.b.)	135,039,651	132,962,608	145,459,360
Fixed assets, net (Schedule A)	159,157,355	157,387,134	149,105,616
Intangible assets (Schedule B)	—	—	246,425

Subtotal Non-Current Assets	637,608,909	598,849,670	536,878,566

Goodwill (Note 4.b.)	(39,670,233)	(25,869,346)	(21,249,708)

Total Non-Current Assets	597,938,676	572,980,324	515,628,858

Total Assets	680,897,110	646,079,012	571,265,876

	September 30, 2004 (Notes 1, 2 and 3) Pesos	June 30, 2004 (Notes 1, 2 and 3) Pesos	September 30, 2003 (Notes 1, 2 and 3) Pesos
LIABILITIES
Current Liabilities
Debts:
Trade accounts payable (Note 4.f.)	12,160,330	11,186,462	7,884,185
Loans (Note 4.g.)	36,155,082	8,090,261	4,446,939
Salaries and social security payable (Note 4.h.)	860,533	1,426,579	747,537
Taxes payable (Note 4.i.)	1,623,562	1,939,818	1,155,277
Other debts (Note 4.j.)	8,478,310	6,108,154	283,419

Total Debts	59,277,817	28,751,274	14,517,357

Total current liabilities	59,277,817	28,751,274	14,517,357

Non-current liabilities
Loans (Note 4.g.)	126,621,789	125,880,874	142,528,076
Taxes payable (Note 4.i.)	27,907,740	26,213,217	23,559,586

Total non-current liabilities	154,529,529	152,094,091	166,087,662

Total Liabilities	213,807,346	180,845,365	180,605,019

Minority interest	24,536	65,451	156,019

SHAREHOLDERS’EQUITY	467,065,228	465,168,196	390,504,838

Total Liabilities and Shareholders’ Equity	680,897,110	646,079,012	571,265,876

The accompanying notes and schedules are an integral part of these financial statements

Saúl Zang

First Vice-Chairman

serving as Acting Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Statement of Income

Corresponding to the periods beginning as from July 1, 2004 and 2003 and ended on September 30, 2004 and 2003

	September 30, 2004 (Notes 1, 2 and 3) Pesos	September 30, 2003 (Notes 1, 2 and 3) Pesos
Sales
Crops	7,940,482	4,904,697
Beef cattle	10,176,457	5,528,436
Milk	668,358	884,035
Others	779,713	887,525

Total Sales	19,565,010	12,204,693

Cost of sales ( Schedule F)
Crops	(9,820,401)	(4,457,008)
Beef cattle	(11,278,972)	(4,607,661)
Milk	(376,650)	(629,272)
Others	(190,827)	(371,815)

Total cost of sales	(21,666,850)	(10,065,756)

Gross income	(2,101,840)	2,138,937

Selling expenses (Schedule H)	(1,600,127)	(994,700)
Administrative expenses (Schedule H)	(1,531,887)	(1,142,571)
Net gain on sale of farms	—	583,406
Gain from inventory holdings (Schedule F)	6,326,294	845,092

Operating income	1,092,440	1,430,164

Financial results
Generated by assets:
Exchange differences and discounts	14,048	6,447,516
Interest income	157,182	110,348
Reference stabilization index (CER)	—	9,206
Tax on debts and credits	(421,303)	(260,752)
Holding results and operations of stocks and bonds
Convertible Bonds purchase interest	2,782,081	3,037,803
Others	105,628	(1,745)

	2,637,636	9,342,376

Generated by liabilities:
Interest expense	(724)	—
Financial expenses
Convertible Bonds issued interest	(2,627,124)	(3,021,440)
Others	(199,898)	(274,352)
Exchange differences and discounts	(1,059,719)	(5,886,838)

	(3,887,465)	(9,182,630)

Other expenses
Gains from others fixed assets sales	26,661	126,236
Others	(1,719,023)	(97,013)

	(1,692,362)	29,223

Income from related companies	4,645,027	(2,833,342)
Management fees	(115,031)	—

Income (loss) before income tax and minority interest	2,680,245	(1,214,209)

Income tax expense	(1,685,885)	(807,243)
Minority interest	40,915	50,693

Net income (loss) for the period	1,035,275	(1,970,759)

The accompanying notes and schedules are an integral part of these financial statements

Saúl Zang

First Vice-Chairman

serving as Acting Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Statement of Cash Flow

Corresponding to the periods beginning as from July 1, 2004 and 2003 and ended on September 30, 2004 and 2003

	September 30, 2004 (Notes 1, 2 and 3) Pesos	September 30, 2003 (Notes 1, 2 and 3) Pesos
Changes in funds
Funds at the beginning of the year	12,733,227	20,930,230
Funds at the end of the period	18,609,637	14,235,618

Net increase (decrease )in funds	5,876,410	(6,694,612)

Causes of changes in funds
Operations activities
Income (loss) for the period	1,035,275	(1,970,759)
Liabilities interest	2,898,498	3,021,440
Income tax	1,685,885	807,243

Adjustments made to reach net funds from operations activities
Results from interest in related companies	(4,645,027)	2,833,342
Minority interest	(40,915)	(50,693)
Increase in allowances and reserves	2,984,567	1,301,142
Amortization and depreciation	801,495	852,768
Results from inventory holdings	(6,326,294)	(845,092)
Financial results	(2,218,828)	(2,234,706)
Result from sale of fixed assets	(26,661)	(709,642)

Changes in operating assets and liabilities
Increase in current investments	(1,000,001)	(59,862)
Decrease in trade accounts receivable	2,568,361	3,788,447
Increase in other receivables	(1,895,614)	(2,997,939)
Decrease in inventories	7,941,666	664,081
Decrease in social securities contributions and taxes payable and advances to customers	(873,664)	(1,776,958)
Decrease in trade accounts payable	(1,895,668)	(24,644)
Increase (decrease) in other debts	2,255,125	(5,087,892)

Net fund provided by (applied to ) operations activities	3,248,200	(2,489,724)

Investment activities
Increase in permanent investments	(1,502,678)	(916,678)
Increase in interest in related companies	(19,186,558)	(3,208,034)
Acquisition and upgrading of fixed assets	(2,449,187)	(2,206,738)
Sale of fixed assets	138,825	1,606,612

Net funds applied to investment activities	(22,999,598)	(4,724,838)

Financing activities
Exercise of warrant	465,485	503,950
Exercise of rights offering on treasury stock	5,000	16,000
Increase in financial loans	31,915,000	—
Decrease in financial loans	(6,757,677)	—

Net funds provided by financing activities	25,627,808	519,950

Net increase (decrease) in funds	5,876,410	(6,694,612)
Items not involving changes in funds
Transfer of inventory to fixed assets	234,693	14,558
Increase in related companies by decrease in permanent investments	17,888,735	—
Repayment of financial loans through issue of stock by exercise of conversion right	391,272	156,522

Complementary information
Interest paid	685	977
Income tax expense paid	528,070	727,313

The accompanying notes and schedules are an integral part of these financial statements

Saúl Zang

First Vice-Chairman

serving as Acting Chairman

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements

Corresponding to the periods beginning as from July 1, 2004 and 2003 and ended on

September 30, 2004 and 2003

NOTE 1:	BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

As a consequence of the application of General Resolutions No. 368/01, 434/03 and 441/03 of the Comisión Nacional de Valores, which require that consolidated Financial Statements be presented as established by Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas, the Balance Sheet as of September 30, 2004 and 2003 and the Statements of Income and the Statements of Cash Flows for the fiscal periods then ended were consolidated on a line by line basis with the financial statements of such companies in which it holds a majority of the voting shares, by application of the new rules and discontinuation of adjustment for inflation, respectively (see Note 1.b and 1.c to the unaudited basic financial statements).

The Financial Statements of the Subsidiary Companies Inversiones Ganaderas S.A. and Futuros y Opciones.Com S.A. as of September 30, 2004 and 2003 have been used to determine the proportional equity value and carry out the consolidation. For purposes of comparability, reclassifications have been made on the information at September 30, 2003.

These Financial Statements and the corresponding notes and schedules are prepared in Argentine Pesos.

NOTE 2:	CORPORATE CONTROL

The Company’s interest in other companies is shown in the following table.

COMPANY	PERCENTAGE OF VOTING SHARES OWNED
Inversiones Ganaderas S.A.	99.99
Futuros y Opciones.Com S.A.	70.00

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the Subsidiary Companies mentioned in Note 2 have been prepared based on accounting principles consistent with those followed by Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria for the preparation of its Financial Statements, as detailed in Note 2 of the unaudited basic financial statements.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

Note 4:	Details of consolidated balance sheet and consolidated statement of income accounts

a.	Cash and banks

	September 30, 2004 Pesos	June 30, 2004 Pesos	September 30, 2003 Pesos
Cash	54,573	75,756	83,046
Foreign currency (Schedule G)	77,251	46,431	5,610
Patacones currency	39	39	—
Lecop currency	—	—	7,100
Local currency checking account	1,204,618	4,919,008	3,375,175
Patacones currency checking account	22	22	54
Lecop currency checking account	—	—	175
Foreign currency checking account (Schedule G)	1,595,435	1,220,084	5,117,642
Local currency saving account	11,052	12,295	3,712
Foreign currency saving account (Schedule G)	8,806,793	5,949,506	2,773,891
Checks to be deposited	411,677	448,883	238,642

	12,161,460	12,672,024	11,605,047

b.	Investments and Goodwill

	September 30, 2004 Pesos	June 30, 2004 Pesos	September 30, 2003 Pesos
Investment
Investment (Schedule C and G)	11,724,458	1,547,433	7,240,980

	11,724,458	1,547,433	7,240,980

Investment
Investment from related companies (Schedule C )	301,331,153	263,698,683	204,494,972

	301,331,153	263,698,683	204,494,972

Other Investments
Other Investments (Schedule C and G)	135,039,651	132,962,608	145,459,360

	135,039,651	132,962,608	145,459,360

Goodwill
Goodwill (Schedule C )	(39,670,233)	(25,869,346)	(21,249,708)

	(39,670,233)	(25,869,346)	(21,249,708)

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

c. Trade accounts receivable

	September 30, 2004 Pesos	June 30, 2004 Pesos	September 30, 2003 Pesos
Current
Accounts receivable in local currency	1,410,868	4,847,468	3,216,992
Less:
Provision for defaulting debtors (Schedule E)	(373,535)	(412,067)	(479,125)
Accounts receivable in foreign currency (Schedule G)	997,769	3,983	359,450
Subsidiaries and related companies Law 19,550 Article 33:
Cactus Argentina S.A.	26,865	190,944	14,188

	2,061,967	4,630,328	3,111,505

d. Other receivables and prepaid expenses

	September 30, 2004 Pesos	June 30, 2004 Pesos	September 30, 2003 Pesos
Current
Prepaid leases	8,804,175	4,465,136	3,188,751
Tax on Minimum Hypothetical Income (Note 2. p.)	—	—	127,560
Guarantee deposits (Schedule G)	139,028	2,188,998	444,027
Secured by mortgage and under legal proceedings (Schedule G)	1,049,151	1,033,997	548,532
Prepaid expenses	794,573	897,192	620,639
Tax prepayments (net of accural)	7,996,336	7,578,689	1,995,703
Subsidiaries and related companies Law 19,550 Article 33:
Cactus Argentina S.A.	1,350,881	1,346,401	1,335,554
IRSA Inversiones y Representaciones Sociedad Anónima	6,259	637	—
Shareholders	—	1,711,833	455,583
Other (Schedule G)	398,610	185,761	486,510

	20,539,013	19,408,644	9,202,859

Non-current
Secured by mortgage	—	—	505,672
Tax on Minimum Hypothetical Income	818,674	56,450	728,205
Other	3,385	4,765	9,526

	822,059	61,215	1,243,403

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

e. Inventories

	September 30, 2004 Pesos	June 30, 2004 Pesos	September 30, 2003 Pesos
Current
Livestock	23,827,645	18,829,580	15,560,181
Crops	1,370,714	8,639,910	2,144,068
Unharvested crops	5,430,829	1,603,897	3,018,307
Seeds and fodder	121,221	241,516	54,572
Materials and others	5,101,298	4,085,023	2,873,365
Advances to suppliers	619,829	1,440,333	826,134

	36,471,536	34,840,259	24,476,627

Non-Current
Livestock	41,258,691	44,740,030	36,328,790

	41,258,691	44,740,030	36,328,790

f. Trade accounts payable

	September 30, 2004 Pesos	June 30, 2004 Pesos	September 30, 2003 Pesos
Current
Suppliers in local currency	4,978,181	4,642,086	3,349,544
Suppliers in foreign currency (Schedule G)	2,104,114	1,118,770	399,426
Subsidiaries and related companies Law 19,550 Article 33:
IRSA Inversiones y Representaciones S.A.	24,257	1,108	29,464
Cactus Argentina S.A.	724,965	1,887,979	624,878
Related companies-Fundación IRSA	1,177,988	1,177,988	—
Accrual for other expenses (Schedule G)	3,146,693	2,141,883	3,477,035
Accrual for cereal expenses	—	213,177	—
Accrual for Directors’ Fees (net of advances)	4,132	3,471	3,838

	12,160,330	11,186,462	7,884,185

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

g.	Loans

	September 30, 2004 Pesos	June 30, 2004 Pesos	September 30, 2003 Pesos
Current
Local financial loans (Note 16) (Schedule G)	32,195,374	6,757,677	—
Convertible Bonds 2007 Interest payable (Schedule G)	3,959,708	1,332,584	4,446,939

	36,155,082	8,090,261	4,446,939

None Current
Convertible Bonds 2007 (Schedule G)	128,191,985	127,587,867	145,008,870
Convertible Bonds 2007 expenses	(1,570,196)	(1,706,993)	(2,480,794)

	126,621,789	125,880,874	142,528,076

h.	Salaries and social security payable

	September 30, 2004 Pesos	June 30, 2004 Pesos	September 30, 2003 Pesos
Current
Vacation, statutory annual bonus allowance	548,473	1,031,906	369,582
Social security administration	215,162	186,534	150,464
Salaries payable	87,142	192,632	225,602
Health care scheme	363	2,533	(1,332)
Other	9,393	12,974	3,221

	860,533	1,426,579	747,537

13

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

i.	Taxes payable

	September 30, 2004 Pesos	June 30, 2004 Pesos	September 30, 2003 Pesos
Current
Accrual for income tax	4,362,751	4,418,739	203,231
Advances to Income tax	(3,792,188)	(2,808,338)	—
Tax on Minimum Hypothetical Income	776,411	24,135	698,974
Value added tax	—	—	(959,003)
Property tax payable	83,948	103,284	176,912
Taxes withheld for income tax	240,585	188,125	1,130,358
Sales tax payable	48,811	91,306	140,808
Taxes withheld-Gross sales tax payable	(100,481)	(80,728)	(101,906)
Taxes withheld-Value added tax payable	116	—	(141,642)
Other	3,609	3,295	7,545

	1,623,562	1,939,818	1,155,277

Non-current
Deferred tax	27,867,565	26,213,217	23,271,293
Income tax	31,536	—	285,323
Tax on Minimum Hypothetical Income	8,639	—	2,970

	27,907,740	26,213,217	23,559,586

j.	Other debts

	September 30, 2004 Pesos	June 30, 2004 Pesos	September 30, 2003 Pesos
Current
Advances to customers (Schedule G)	7,004,451	4,432,500	—
Accrual for Management fees	798,069	1,537,173	149,223
Loan to FYO minority shareholders	134,196	134,196	134,196
Other	541,594	4,285	—

	8,478,310	6,108,154	283,419

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 5 :

ASSETS AND LIABILITIES, CLASSIFIED ACCORDING TO THEIR COLLECTION OR PAYMENT MATURITIES

a) Based on their estimated collection or payment term (in pesos)

Based on their estimated collection or payment term	Current and non-current investment			Trade accounts receivable			Other receivables and prepaid expenses
	September 30, 2004	June 30, 2004	September 30, 2003	September 30, 2004	June 30, 2004	September 30, 2003	September 30, 2004	June 30, 2004	September 30, 2003
2nd quarter 2004/2003 financial year	—	—	4,460,118	—	—	3,111,505	—	—	2,029,522
3rd quarter 2004/2003 financial year	—	—	—	—	—	—	—	—	507,265
4th quarter 2004/2003 financial year	—	—	—	—	—	—	—	—	260,432
1st quarter 2005/2004 financial year	—	—	—	—	4,465,509	—	—	3,266,874	1,643
2nd quarter 2005/2004 financial year	4,170,984	1,388,504	—	2,061,889	—	—	1,329,028	28,575	—
3rd quarter 2005/2004 financial year	—	—	—	—	—	—	1,092,582	296,954	505,672
4th quarter 2005/2004 financial year	—	—	—	—	—	—	317,859	307,543	—
1st quarter 2006/2005 financial year	—	—	—	—	—	—	1,661	—	—
2nd quarter 2006/2005 financial year	—	—	—	—	—	—	3,385	—	—
3rd quarter 2006/2005 financial year	—	—	—	—	—	—	—	—	—
4th quarter 2006/2005 financial year	—	—	—	—	—	—	770,738	17,154	—
1st quarter 2007/2006 financial year	—	—	—	—	—	—	—	4,765	—
2nd quarter 2007/2006 financial year	—	—	—	—	—	—	—	—	—
3rd quarter 2007/2006 financial year	—	—	—	—	—	—	—	—	—
4th quarter 2007/2006 financial year	—	—	—	—	—	—	—	—	—
2nd quarter 2008/2007 financial year	135,018,934	132,941,891	145,438,643	—	—	—	—	—	—
Overdue	—	—	—	—	—	—	—	—	487,878
With no stated current term	7,553,474	158,929	2,780,862	78	164,819	—	17,797,883	15,508,698	5,916,119
With no stated non-current term	20,717	20,717	20,717	—	—	—	47,936	39,296	737,731

Total	146,764,109	134,510,041	152,700,340	2,061,967	4,630,328	3,111,505	21,361,072	19,469,859	10,446,262

b) Assets and liabilities classified according to the interest rate that they accrued (in pesos)

Interest rate that they accrued	Current and non-current investment			Trade accounts receivable			Other receivables and prepaid expenses
	September 30, 2004	June 30, 2004	September 30, 2003	September 30, 2004	June 30, 2004	September 30, 2003	September 30, 2004	June 30, 2004	September 30, 2003
At fixed interest rate	135,018,934	132,941,891	145,459,360	—	—	—	1,243,425	3,535,277	2,068,964
At variable interest rate	7,553,873	158,929	2,721,000	—	—	—	323,645	2,307,893	557,621
Non-interest bearing	4,191,302	1,409,221	4,519,980	2,061,967	4,630,328	3,111,505	19,794,002	13,626,689	7,819,677

Total	146,764,109	134,510,041	152,700,340	2,061,967	4,630,328	3,111,505	21,361,072	19,469,859	10,446,262

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 5:

ASSETS AND LIABILITIES, CLASSIFIED ACCORDING TO THEIR COLLECTION OR PAYMENT MATURITIES (Continued)

a)	Based on their estimated collection or payment term ( in pesos)

Based on their estimated collection or payment term	Trade accounts payable			Loans			Salaries and social security payable
	September 30, 2004	June 30, 2004	September 30, 2003	September 30, 2004	June 30, 2004	September 30, 2003	September 30, 2004	June 30, 2004	September 30, 2003
2nd quarter 2004/2003 financial year	—	—	7,871,580	—	—	4,446,939	—	—	747,537
3rd quarter 2004/2003 financial year	—	—	—	—	—	—	—	—	—
4th quarter 2004/2003 financial year	—	—	—	—	—	—	—	—	—
1st quarter 2005/2004 financial year	—	11,152,701	—	—	6,757,677	—	—	1,395,974	—
2nd quarter 2005/2004 financial year	12,153,966	3,471	—	3,959,708	1,332,584	—	805,067	30,605	—
3rd quarter 2005/2004 financial year	—	—	—	22,100,096	—	—	55,466	—	—
4th quarter 2005/2004 financial year	—	—	—	—	—	—	—	—	—
1st quarter 2006/2005 financial year	—	—	—	10,095,278	—	—	—	—	—
2nd quarter 2006/2005 financial year	—	—	—	—	—	—	—	—	—
3rd quarter 2006/2005 financial year	—	—	—	—	—	—	—	—	—
4th quarter 2006/2005 financial year	—	—	—	—	—	—	—	—	—
1st quarter 2007/2006 financial year	—	—	—	—	—	—	—	—	—
2nd quarter 2007/2006 financial year	—	—	—	—	—	—	—	—	—
3rd quarter 2007/2006 financial year	—	—	—	—	—	—	—	—	—
4th quarter 2007/2006 financial year	—	—	—	—	—	—	—	—	—
2nd quarter 2008/2007 financial year	—	—	—	126,621,789	125,880,874	142,528,076	—	—	—
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	6,364	30,290	12,605	—	—	—	—	—	—
With no stated non-current term	—	—	—	—	—	—	—	—	—

Total	12,160,330	11,186,462	7,884,185	162,776,871	133,971,135	146,975,015	860,533	1,426,579	747,537

Based on their estimated collection or payment term	Taxed payable			Other debts
	September 30, 2004	June 30, 2004	September 30, 2003	September 30, 2004	June 30, 2004	September 30, 2003
2nd quarter 2004/2003 financial year	—	—	1,138,351	—	—	149,223
3rd quarter 2004/2003 financial year	—	—	—	—	—	—
4th quarter 2004/2003 financial year	—	—	314	—	—	—
1st quarter 2005/2004 financial year	—	305,282	—	—	1,541,458	—
2nd quarter 2005/2004 financial year	1,623,562	1,634,536	288,293	1,339,663	—	—
3rd quarter 2005/2004 financial year	—	—	—	2,557,042	—	—
4th quarter 2005/2004 financial year	—	—	—	4,447,409	4,432,500	—
1st quarter 2006/2005 financial year	—	—	—	—	—	—
2nd quarter 2006/2005 financial year	40,175	—	—	—	—	—
3rd quarter 2006/2005 financial year	—	—	—	—	—	—
4th quarter 2006/2005 financial year	—	—	—	—	—	—
1st quarter 2007/2006 financial year	—	—	—	—	—	—
2nd quarter 2007/2006 financial year	—	—	—	—	—	—
3rd quarter 2007/2006 financial year	—	—	—	—	—	—
4th quarter 2007/2006 financial year	—	—	—	—	—	—
2nd quarter 2008/2007 financial year	—	—	—	—	—	—
Overdue	—	—	—	—	—	—
With no stated current term	—	—	16,612	134,196	134,196	134,196
With no stated non-current term	27,867,565	26,213,217	23,271,293	—	—	—

Total	29,531,302	28,153,035	24,714,863	8,478,310	6,108,154	283,419

b)	Assets and liabilities classified according to the interest rate that they accrued ( in pesos)

Interest rate that they accrued	Trade accounts payable			Loans			Salaries and social security payable
	September 30, 2004	June 30, 2004	September 30, 2003	September 30, 2004	June 30, 2004	September 30, 2003	September 30, 2004	June 30, 2004	September 30, 2003
At fixed interest rate	—	—	—	158,817,163	132,638,551	142,528,076	—	—	—
At variable interest rate	—	—	—	—	—	—	—	—	—
Non-interest bearing	12,160,330	11,186,462	7,884,185	3,959,708	1,332,584	4,446,939	860,533	1,426,579	747,537

Total	12,160,330	11,186,462	7,884,185	162,776,871	133,971,135	146,975,015	860,533	1,426,579	747,537

Interest rate that they accrued	Taxes payable			Other debts
	September 30, 2004	June 30, 2004	September 30, 2004	September 30, 2004	June 30, 2004	September 30, 2004
At fixed interest rate	—	—	—	—	2,196,666	—
At variable interest rate	—	—	—	—	—	—
Non-interest bearing	29,531,302	28,153,035	24,714,863	8,478,310	3,911,488	283,419

Total	29,531,302	28,153,035	24,714,863	8,478,310	6,108,154	283,419

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 6:	EARNINGS PER SHARE

Following is a conciliation between the average appraised ordinary stock in circulation and the average appraised diluted ordinary stock. The last one has been determined considering the possibility that the bearers of convertible bonds into company’s ordinary stock for up to an amount of US$ 50,000,000 mentioned in Note 14 of the basic financial statements, exercise their right to convert into stock the tittles they bear.

	September 30, 2004	September 30, 2003
Average appraised stock in circulation	150,607,295	124,491,979
Average appraised diluted ordinary stock	320,976,675	320,646,305

	September 30, 2004	September 30, 2003
Earnings for the calculation of basic earnings per share	1,035,275	(1,970,759)
Exchange differences	995,391	5,714,427
Interest	2,627,124	3,021,440
Income tax	(1,267,880)	(3,057,553)
Earnings for the calculation of diluted earnings per share	3,389,910	3,707,555

BASIC Earnings per share	September 30, 2004	September 30, 2003
Earnings	1,035,275	(1,970,759)
Number of shares	150,607,295	124,491,979
Earnings per share	0.01	(0.02)

DILUTED Earnings per share	September 30, 2004	September 30, 2003
Earnings	3,389,910	3,707,555
Number of shares	320,976,675	320,646,305
Earnings per share	0.01	0.01

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 7:	SEGMENT INFORMATION

As of September 30,2004:

Description	Crops	Beed Cattle	Milk	Others	Total
Sales	7,940,482	10,176,457	668,358	779,713	19,565,010
Assets	87,304,651	125,094,747	9,065,162	459,432,550	680,897,110
Liabilities	5,481,874	1,021,058	3,116	207,301,298	213,807,346
Fixed asset additions	814,642	132,118	4,306	1,498,121	2,449,187
Depreciation of fixed assets	349,047	267,643	37,999	146,806	801,495
Income from related companies	31,802	569	4,702	4,607,954	4,645,027

As of September 30,2003:

Description	Crops	Beed Cattle	Milk	Others	Total
Sales	4,904,697	5,528,436	884,035	887,525	12,204,693
Assets	90,400,286	135,759,841	9,390,074	335,715,675	571,265,876
Liabilities	3,837,901	826,212	56,970	175,883,936	180,605,019
Fixed asset additions	2,040,476	25,780	59,887	80,595	2,206,738
Depreciation of fixed assets	332,438	290,731	49,320	57,067	729,556
Amortization of intangible assets	—	—	—	123,212	123,212
Income from related companies	293,794	76,991	37,150	(3,241,277)	(2,833,342)

NOTE 8:	SALE OF FARMS

On July 29, 2003, Inversiones Ganaderas S.A. sold to Las Rejas S.A. three properties owned by it located in the district of Santo Domingo, department of La Paz, Province of Catamarca, with a total area of 5,997 hectares, for an amount of US$ 430,000, fully paid as of the date of execution of the deed. This sale generated a gain of Ps. 583,406 (Pesos Five hundred eighty three thousand four hundred and six).

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Fixed Assets

Corresponding to the periods beginning as from July 1, 2004 and ended on September 30, 2004 comparative with the year ended on June 30, 2004 and with the period ended on September 30, 2003

(Notes 1, 2 and 3)

Schedule A

Principal Account	Value at the beginning of the year Pesos	Additions and/or transfers Pesos	Deductions and/or transfers Pesos	Value at the end of period/year Pesos	Depreciation					Net carrying value at September 30, 2004 Pesos	Net carrying value at June 30, 2004 Pesos	Net carrying value at September 30, 2003 Pesos
					Rate %	Accumulated at the beginning of the year Pesos	Decrease of the period/ year Pesos	Current Period/ year Pesos	Accumulated at the end of period/year Pesos
Real estate	124,620,756	352,353	—	124,973,109	—	—	—	—	—	124,973,109	124,620,756	123,724,679
Wire fences	5,253,545	—	—	5,253,545	3	1,228,003	—	43,106	1,271,109	3,982,436	4,025,542	4,154,953
Watering troughs	3,712,614	—	—	3,172,614	5	1,032,887	—	45,183	1,078,070	2,634,544	2,679,727	2,780,342
Alfalfa fields and meadows	2,169,597	316,783	—	2,486,380	12-25-50	1,443,928	—	112,747	1,556,675	929,705	725,669	886,322
Buildings and constructions	5,676,309	118,986	—	5,795,295	2	1,980,142	—	25,233	2,005,375	3,789,920	3,696,167	3,668,280
Machinery	8,432,336	3,815	13,178	8,422,973	10	5,722,682	9,790	196,226	5,909,118	2,513,855	2,709,654	3,330,024
Vehicles	1,345,118	207,236	105,098	1,447,256	20	695,065	62,006	62,785	695,844	751,412	650,053	382,895
Tools	193,361	1,450	—	194,811	10	130,040	—	3,675	133,715	61,096	63,321	67,499
Furniture and equipment	1,048,119	24,275	—	1,072,394	10	669,664	—	23,372	693,036	379,358	378,455	377,800
Corral and leading lanes	652,931	—	—	652,931	3	131,165	—	5,233	136,398	516,533	521,766	509,929
Roads	1,191,255	2,145	—	1,193,400	10	668,531	—	29,846	698,377	495,023	522,724	616,396
Facilities	7,485,195	18,733	—	7,503,928	10-20-33	3,589,058	—	199,330	3,788,388	3,715,540	3,896,137	3,020,610
Computer equipment	1,393,473	72,502	—	1,465,975	20	1,110,169	—	38,991	1,149,160	316,815	283,304	308,343
Silo plants	1,169,114	—	—	1,169,114	5	315,645	—	15,768	331,413	837,701	853,469	897,847
Constructions in progress	11,585,564	1,565,602	—	13,151,166	—	—	—	—	—	13,151,166	11,585,564	3,464,755
Advances to suppliers	174,826	—	65,684	109,142	—	—	—	—	—	109,142	174,826	914,942

Total at September 30, 2004	176,104,113	2,683,880	183,960	178,604,033		18,716,979	71,796	801,495	19,446,678	159,157,355

Total at June,30, 2004	167,298,036	14,961,781	6,155,704	176,104,113		18,787,190	3,291,630	3,221,419	18,716,979		157,387,134

Total at September 30, 2003	167,298,036	2,221,296	2,905,840	166,613,492		18,787,190	2,008,870	729,556	17,507,876			149,105,616

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Intangible Assets

Corresponding to the periods beginning as from July 1, 2004 and ended on September 30, 2004 comparative with the year ended on June 30, 2004 and with the period ended on September 30, 2003

(Notes 1, 2 and 3)

Schedule B

Principal Account	Value at the beginning of the year and end of the period Pesos	Amortization				Net carrying value at September 30, 2004 Pesos	Net carrying value at June 30, 2004 Pesos	Net carrying value at September 30, 2003 Pesos
		Accumulated at the beginning of the year Pesos	Current year		Accumulated at the end of the period/year Pesos
			Rate %	Amount Pesos
Development expenditures	1,410,368	1,410,368	33.33	—	1,410,368	—	—	235,063
Brands and patents	18,938	18,938		—	18,938	—	—	11,362

Total at September 30, 2004	1,429,306	1,429,306		—	1,429,306	—

Total at June 30, 2004	1,429,306	1,059,669		369,637	1,429,306		—

Total at September 30, 2003	1,429,306	1,059,669		123,212	1,182,881			246,425

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Investments

Corresponding to the periods beginning as from July 1, 2004 and ended on September 30, 2004 comparative with the year ended on June 30, 2004 and with the period ended on September 30, 2003

(Notes 1, 2, and 3)

Schedule C

Type and characteristics of the securities	Amount	Value at September 30, 2004 Pesos	Value at June 30, 2004 Pesos	Value at September 30, 2003 Pesos	Market Value Pesos	INFORMATION ON THE ISSUER
						Principal activity	Latest financial statements
							Capital Pesos	Income for the period Pesos	Shareholders’ Equity Pesos
Current Investments
Mutual Funds
ABN AMRO in Pesos	128,514	296,909	—	—
Deutsche Euros Fund		—	—	2,626,609
Gainvest Fund	988,739	1,004,778	—	—
Fondo especial Banco Rio in pesos	685,282	154,631	57,122	—	0.223842
Fondo plazo fijo Banco Rio in dollars	1,778	4,163	4,081	3,962	2.295653

		1,460,481	61,203	2,630,571

Notes and Convertible Bonds
Interest of Convertible Bonds 2007 -IRSA (US$)		4,170,585	1,388,504	4,460,118
Bonos Global 2010	110,000	100,288	97,096	89,799	0.911709
Bacon Pro 1	157,647	630	630	630	0.003996

		4,271,503	1,486,230	4,550,547

Shares
Renault Argentina S.A.		—	—	59,862

		—	—	59,862

Deposits in local banks in pesos		1,449,974	—	—

		1,449,574	—	—

Deposits in foreign banks in dollars		4,542,500	—	—

		4,542,500	—	—

Total current investments		11,724,458	1,547,433	7,240,980

Non-current investments
Related companies Law 19,550. Article 33
AGRO-URANGA S.A.					unlisted	Agricultural and livestock	2,500,000	254,414	15,268,550
Shares	893,069	5,320,914	5,230,031	5,314,477
Contribution on account of future subscriptions of shares		7,865	7,865	7,865
Higher value of property		11,179,150	11,179,150	11,179,150

		16,507,929	16,417,046	16,501,492

CACTUS ARGENTINA S.A.					unlisted	Explotation and administration of agricultural and beef cattle products	1,300,000	(107,621)	6,450,609
Shares	650,000	1,089,686	1,143,497	806,793
Contribution on account of future subscriptions of shares		2,135,618	2,135,618	2,135,618

		3,225,304	3,279,115	2,942,411

IRSA Inversions Representaciones S.A.
Shares	73,072,612	281,597,920	244,002,522	185,051,069	listed	Real state	258,252,534	17,187,041	995,220,700

		281,597,920	244,002,522	185,051,069

	Subtotal	301,331,153	263,698,683	204,494,972

Other Investments
Convertible Bonds 2007 - IRSA (US$)	45,293,168	135,018,934	132,941,891	145,438,643
Coproén		20,717	20,717	20,717	unlisted

	Subtotal	135,039,651	132,962,608	145,459,360

Goodwill
Goodwill		494,757	659,676	1,154,433
IRSA negative goodwill		(40,164,990)	(26,529,022)	(22,404,141)

	Subtotal	(39,670,233)	(25,869,346)	(21,249,708)

Total non-current investments		396,700,571	370,791,945	328,704,624

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Allowances

Corresponding to the periods beginning as from July 1, 2004 and ended on September 30, 2004 comparative with the year ended on June 30, 2004 and with the period ended on September 30, 2003

(Notes 1, 2, and 3)

Schedule E

Item	Opening balances Pesos	Increases Pesos	Deductions Pesos	Value at September 30, 2004 Pesos	Value at June 30, 2004 Pesos	Value at September 30, 2003 Pesos
Deducted from asset
Defaulting debtors	412,067	—	(38,532)	373,535	412,067	479,125

Total at September 30, 2004	412,067	—	(38,532)	373,535

Total at June 30, 2004	479,125	—	(67,058)		412,067

Total at September 30, 2003	479,125	—	—			479,125

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Cost of sales

Corresponding to the periods beginning as from July 1, 2004 and 2003 and ended on September 30, 2004 and 2003

(Notes 1, 2, and 3)

Schedule F

	Crops		Beef cattle		Milk		Others		Total
	September 30, 2004 Pesos	September 30, 2003 Pesos	September 30, 2004 Pesos	September 30, 2003 Pesos	September 30, 2004 Pesos	September 30, 2003 Pesos	September 30, 2004 Pesos	September 30, 2003 Pesos	September 30, 2004 Pesos		September 30, 2003 Pesos
Inventories at the beginning of the year
Beef cattle	—	—	59,418,980	48,619,300	4,150,630	2,294,684	—	—	63,569,610		50,913,984
Crops	8,639,910	6,301,776	—	—	—	—	—	—	8,639,910		6,301,776
Unharvested craps	1,603,897	1,112,230	—	—	—	—	—	—	1,603,897		1,112,230
Seeds and fodder	—	—	134,870	112,517	103,508	58,969	3,138	—	241,516		171,486
Materials	3,842,219	1,222,255	—	—	44,982	33,362	197,822	246,069	4,085,023		1,501,686

	14,086,026	8,636,261	59,553,850	48,731,817	4,299,120	2,387,015	200,960	246,069		78,139,956		60,001,162
Holding results	—	—	6,067,124	797,592	259,170	47,500	—	—		6,326,294		845,092
Commodities market results	2,175,998	291,905	—	—	—	—	—	—		2,175,998		291,905
Transfer of Inventories to expenses	(149,403)	(164,529)	(10,777)	(12,613)	—	—	—	—		(160,180)		(177,142)
Transfer of Inventories to fixed assets	(209,490)	(13,303)	—	—	—	—	(25,203)	(1,255)		(234,693)		(14,558)
Transfer of Unharvested crops to expenses	(1,814,747)	(578,775)	(81,779)	(80,817)	(184,931)	(129,715)	(165,477)	(148,090)		(2,246,934)		(937,397)
Recovery of Inventories	—	—	68,556	846	(68,556)	(846)	—	—		—		—
Purchases	6,567,420	3,280,734	1,403,186	1,578,869	148,389	167,053	263,187	140,879		8,382,182		5,167,535
Operating expenses (Schedule H)	753,327	741,006	4,951,189	3,204,375	522,140	559,503	167,969	363,558		6,394,825		4,868,442
Less:
Inventories at the end of the period
Beef cattle	—	—	(60,607,796)	(49,591,392)	(4,478,540)	(2,297,579)	—	—	(65,086,336)		(51,888,971)
Crops	(1,370,714)	(2,144,068)	—	—	—	—	—	—	(1,370,714)		(2,144,068)
Unharvested crops	(5,430,829)	(3,018,307)	—	—	—	—	—	—	(5,430,829)		(3,018,307)
Seeds and fodder	—	—	(64,581)	(21,016)	(53,481)	(33,556)	(3,159)	—	(121,221)		(54,572)
Materials	(4,787,187)	(2,573,916)	—	—	(66,661)	(70,103)	(247,450)	(229,346)	(5,101,298)	(77,110,398)	(2,873,365)	(59,979,283)

Cost of Sales	9,820,401	4,457,008	11,278,972	4,607,661	376,650	629,272	190,827	371,815		21,666,850		10,065,756

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Foreign currency assets and liabilities

Corresponding to the periods beginning as from July 1, 2004 and ended on September 30, 2004 comparative with the year ended on June 30, 2004 and with the period ended on September 30, 2003

(Notes 1, 2, and 3)

Schedule G

	September 30, 2004				June 30, 2004			September 30, 2003
Item	Type and amount of foreign currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
Current Asset
Cash and banks
Cash and banks	US$	3,563,237	2.94	10,479,479	US$	2,472,934	7,216,021	US$	2,805,379	7,897,143
Investments:
Mutual funds	US$	1,416	2.94	4,163	US$	1 ,399	4,081	US$	1 ,407	3,962
Mutual funds		€—		—		€—	—		€801,211	2,626,609
Interest of Convertible Bonds 2007 -IRSA	US$	1,399,056	2.98	4,170,585	US$	469,406	1,388,504	US$	1,530,058	4,460,118
Deposits in foreign banks	US$	1,544,543	2.94	4,542,500	US$	—	—	US$	—	—
Trade accounts receivable
Accounts receivable	US$	339,262	2.94	997,769	US$	1 ,365	3,983	US$	127,691	359,450
Other receivables and prepaid expenses:
Secured by mortgages	US$	356,733	2.94	1,049,151	US$	354,351	1,033,997	US$	—	—
Guarantee deposits	US$	47,272	2.94	139,028	US$	750,171	2,188,998	US$	157,738	444,027
Others	US$	19,721	2.94	58,000	US$	—	—	US$	—	—
Non-Current Asset
Investments:
Convertible Bonds 2007 - IRSA	US$	45,293,168	2.98	135,018,934	US$	44,943,168	132,941,891	US$	49,893,188	145,438,643

US$	US$	52,564,408	2.98	156,459,609	US$	48,992,794	144,777,475	US$	54,515,461	158,603,343

€		€—		—		€—	—		€801,211.00	2,626,609

Total Asset				156,459,609			144,777,475			161,229,952

Current liabilities
Trade account payable:
Suppliers	US$	705,842	2.98	2,104,114	US$	378,218	1,118,770	US$	137,024	399,426
Accrual for other expenses	US$	870,929	2.98	2,595,756	US$	499,662	1,477,683	US$	323,082	941,783
Loans:
Interest of Convertible Bonds 2007	US$	1,328,315	2.98	3,959,708	US$	450,502	1,332,584	US$	1,525,537	4,446,939
Other debts
Advances to customers	US$	2,341,708	2.98	7,004,451	US$	1,500,000	4,432,500	US$	—	—
Non-current liabilities
Loans:
Local financial loans	US$	4, 027,111	2.98	12,004,818	US$	—	—	US$	—	—
Convertible Bonds 2007	US$	43,003,014	2.98	128,191,985	US$	43,133,153	127,587,867	US$	49,745,753	145,008,870

Total Liabilities	US$	52,276,919		155,860,832	US$	45,961,635	135,949,404	US$	51,731,396	150,797,018

US$: US dollars

€: Euros

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Unaudited Consolidated Information submitted in compliance with Section 64, subsection B of Law No 19,550

Corresponding to the periods beginning as from July 1, 2004 and 2003 and ended on September 30, 2004 and 2003

(Notes 1, 2 and 3)

Schedule H

Items	Total September 30, 2004 Pesos	Operating Expenses					Expenses		Total September 30, 2003 Pesos
		Total Pesos	Crops Pesos	Beef cattle Pesos	Milk Pesos	Others Pesos	Selling Pesos	Administrative Pesos
Directors’ fees	1,889	—	—	—	—	—	—	1,889	—
Fees and payments for services	198,804	42,370	2,851	29,890	2,144	7,485	—	156,434	379,979
Salaries and wages	1,482,401	674,853	91,957	409,682	68,438	104,776	18,832	788,716	1,170,227
Social security contributions	269,508	115,981	32,213	57,781	5,527	20,460	3,722	149,805	216,337
Taxes, rates and contributions	217,321	68,730	15,387	50,124	3,219	—	—	148,591	102,672
Gross sales taxes	173,792	—	—	—	—	—	173,792	—	167,615
Office and administrative expenses	111,100	3,890	—	903	—	2,987	501	106,709	61,848
Bank commissions and expenses	8,027	8,027	1,148	2,388	31	4,460	—	—	9,398
Depreciation of fixed assets	801,495	732,385	372,132	295,542	49,680	15,031	—	69,110	729,556
Vehicle and travelling expenses	109,516	75,284	24,211	42,418	3,311	5,344	4,742	29,490	105,010
Spare parts and repairs	321,908	321,908	122,920	181,496	17,492	—	—	—	242,817
Insurance	86,021	14,553	7,336	6,805	412	—	—	71,468	81,751
Employees’ maintenance	66,206	59,392	6,654	49,450	1,058	2,230	385	6,429	37,066
Amortization of intangible assets	—	—	—	—	—	—	—	—	123,212
Livestock expenses	4,099,423	3,772,579	—	3,772,579	—	—	326,844	—	2,342,127
Dairy farm expenses	369,540	369,540	—	—	369,540	—	—	—	388,681
Agricultural expenses	1,087,610	31,429	31,429	—	—	—	1,056,181	—	532,282
Silo expenses	32,823	32,823	32,823	—	—	—	—	—	43,269
Coal expenses	—	—	—	—	—	—	—	—	5,019
FyO expenses	17,378	2,250	—	—	—	2,250	15,128	—	20,782
General expenses	71,877	68,631	12,266	52,131	1,288	2,946	—	3,246	246,065

Total at September 30, 2004	9,526,639	6,394,625	753,327	4,951,189	522,140	167,969	1,600,127	1,531,887	—

Total at September 30, 2003		4,868,442	741,006	3,204,375	559,503	363,558	994,700	1,142,571	7,005,713

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Balance Sheet as at September 30, 2004, June 30, 2004 and September 30, 2003

	September 30, 2004 (Notes 1 and 2) Pesos	June 30, 2004 (Notes 1 and 2) Pesos	September 30, 2003 (Notes 1 and 2) Pesos
ASSETS
Current Assets
Cash and banks (Note 8.a.)	11,675,164	12,522,961	9,449,551
Investments (Note 8.b.)	11,724,059	1,490,311	7,240,980
Trade accounts receivable (Note 8.c.)	1,830,079	3,576,983	2,107,784
Other receivables and prepaid expenses (Note 8.d.)	20,538,309	20,037,337	8,999,581
Inventories (Note 8.e.)	31,908,062	34,330,261	24,326,007

Total Current Assets	77,675,673	71,957,853	52,123,903

Non-Current Assets
Other receivables and prepaid expenses (Note 8.d.)	770,738	17,154	1,204,332
Inventories (Note 8.e.)	41,258,691	40,982,536	33,048,828
Investments (Note 8.b.)	312,827,165	274,977,554	215,788,634
Other investments (Note 8.b.)	135,039,651	132,962,608	145,459,360
Fixed assets, net (Schedule A)	153,344,927	151,547,192	143,123,519

Subtotal Non-Current Assets	643,241,172	600,487,044	538,624,673

Goodwill (Note 8.b)	(39,670,233)	(25,869,346)	(21,249,708)

Total Non-Current Assets	603,570,939	574,617,698	517,374,965

Total Assets	681,246,612	646,575,551	569,498,868

	September 30, 2004 (Notes 1 and 2) Pesos	June 30, 2004 (Notes 1 and 2) Pesos	September 30, 2003 (Notes 1 and 2) Pesos
LIABILITIES
Current Liabilities
Debts:
Trade accounts payable (Note 8.f.)	12,051,527	11,051,036	7,235,943
Loans (Note 8.g.)	36,155,082	8,090,261	4,446,939
Salaries and social security payable (Note 8.h.)	764,367	1,359,719	687,972
Taxes payable (Note 8.i.)	1,473,356	1,722,271	907,401
Other debts (Note 8.j.)	10,477,716	8,170,624	895,916

Total Debts	60,922,048	30,393,911	14,174,171

Total Current Liabilities	60,922,048	30,393,911	14,174,171

Non-Current Liabilities
Loans (Note 8.g.)	126,621,789	125,880,874	142,528,076
Taxes payable (Note 8.i.)	26,637,547	25,132,570	22,291,783

Total Non-Current Liabilities	153,259,336	151,013,444	164,819,859

Total liabilities	214,181,384	181,407,355	178,994,030

SHAREHOLDERS’ EQUITY (as per corresponding statement)	467,065,228	465,168,196	390,504,838

Total Liabilities and Shareholders’ Equity	681,246,612	646,575,551	569,498,868

The accompanying notes and schedules are an integral part of these financial statements.

Saúl Zang

First Vice-Chairman

serving as Acting Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Statement of Income

Corresponding to the periods beginning as from July 1, 2004 and 2003 and ended on September 30, 2004 and 2003

	September 30, 2004 (Notes 1 and 2) Pesos	September 30, 2003 (Notes 1 and 2) Pesos
Sales
Crops	7,940,482	4,904,697
Beef cattle	9,696,606	4,883,223
Milk	668,358	884,035
Other	514,876	739,878

Total Sales	18,820,322	11,411,833

Cost of sales (Schedule F)
Crops	(9,820,401)	(4,457,008)
Beef cattle	(10,745,776)	(4,185,048)
Milk	(376,650)	(629,272)
Other	(8,582)	(19,430)

Total cost of Sale	(20,951,409)	(9,290,758)

Gross (loss) income	(2,131,087)	2,121,075

Selling expenses (Schedule H)	(1,540,562)	(927,515)
Administrative expenses (Schedule H)	(1,388,791)	(1,107,233)
Gain from inventory holdings (Schedule F)	5,807,414	789,267

Operating income	746,974	875,594

Financial results
Generated by assets:
Exchange differences and discounts	17,007	6,440,575
Interest income	156,736	58,846
Reference stabilization index (CER)	—	9,206
Tax on debts and credits	(401,736)	(244,762)
Holding results and operations of stocks and bonds
Convertible Bonds purchase interest	2,782,081	3,037,803
Others	68,692	(1,401)

	2,622,780	9,300,267

Generated by liabilities:
Financial expenses
Convertible Bonds issued interest	(2,627,124)	(3,021,440)
Others	(199,898)	(273,286)
Exchange differences and discounts	(1,059,803)	(5,886,838)

	(3,886,825)	(9,181,564)

Other expenses:
Gain from others fixed assets sales	26,661	125,520
Others	(1,716,473)	(97,013)

	(1,689,812)	28,507

Gain from related companies	4,862,166	(2,579,589)
Management fees (Note 5)	(115,031)	—

Income (loss) before income tax	2,540,252	(1,556,785)

Income tax expense (Note 6)	(1,504,977)	(413,974)

Net income (loss) for the period	1,035,275	(1,970,759)

The accompanying notes and schedules are an integral part of these financial statements.

Saúl Zang

First Vice-Chairman

serving as Acting Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Statement of Changes in Shareholders’ Equity

Corresponding to the periods beginning as from July 1, 2004 and 2003 and ended on September 30, 2004 and 2003

(Notes 1 and 2)

Items	Shareholders’ contributions					Legal reserve Pesos	Retained Earnings Pesos.	Total at September 30, 2004 Pesos	Total at September 30, 2003 Pesos
	Common stock (Note 3) Pesos	Treasury stock (Note 3) Pesos	Inflation adjustment of Common stock Pesos	Paid-in capitol Pesos	Total Pesos
Balances at the beginning of the year	150,532,819	240,000	166,218,124	106,323,100	423,314,043	6,087,440	35,766,713	465,168,196	391,799,125

Subscription of incentive plan (Note 12)	5,000	(5,000)			—		5,000	5,000	16,000

Conversion of bonds in common stock (Note 13)	256,279			134,993	391,272			391,272	156,522

Exercise of Warrants (Note 13)	256,279			209,206	465,485			465,485	503,950

Net income (loss) for the period							1,035,275	1,035,275	(1,970,759)

Balances at September 30, 2004	151,050,377	235,000	166,218,124	106,667,299	424,170,800	6,087,440	36,806,988	467,065,228	—

Balances at September 30, 2003	124,524,029	556,437	166,218,124	90,242,313	381,540,903	5,833,163	3,130,772		390,504,838

The accompanying notes and schedules are an integral part of these financial statements.

Saúl Zang

First Vice-Chairman

serving as Acting Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Statement of Cash Flow

Corresponding to the periods beginning as from July 1, 2004 and 2003 and ended on September 30, 2004 and 2003

	September 30, 2004 (Notes 1 and 2) Pesos	September 30, 2003 (Notes 1 and 2) Pesos
Changes in funds
Funds at the beginning of the year	12,527,042	20,739,345
Funds at the end of the period	18,122,942	12,080,122

Net increase (decrease) in funds	5,595,900	(8,659,223)

Causes of changes in funds
Operations activities
Income (loss) for the period	1,035,275	(1,970,759)
Liabilities interest	2,898,498	3,021,440
Income tax	1,504,977	413,974

Adjustments made to reach net cash flow from operations activities
Results from interest in controlled and related companies	(4,862,166)	2,579,589
Increase in allowances and reserves	2,984,567	1,301,142
Depreciation	743,167	670,744
Results from inventory holdings	(5,807,414)	(789,267)
Financial results	(2,218,827)	(2,234,707)
Result from sale of fixed assets	(26,661)	(125,520)

Changes in operating assets and liabilities
Increase in current investments	(1,000,001)	(59,862)
Decrease in trade accounts receivable	1,746,904	4,108,867
Increase in other receivables	(1,258,957)	(2,892,287)
Decrease in inventories	7,718,765	434,355
Decrease in social securities charges & taxes payable and advances to customers	(844,267)	(1,925,280)
Decrease in trade accounts payable	(1,869,045)	(538,075)
Increase (decrease) in other debts	2,192,061	(5,277,012)

Net funds provided by (applied to) operations activities	2,936,876	(3,282,658)

Investment activities
Increase in permanent investments	(1,502,678)	(916,678)
Increase in interest in related companies	(19,186,558)	(3,208,034)
Acquisition and upgrading of fixed assets	(2,388,230)	(2,177,853)
Sale of fixed assets	108,682	406,050

Net funds applied to Investment activities	(22,968,784)	(5,896,515)

Financing activities
Exercise of Warrants	465,485	503,950
Exercise of rights offering on treasury stock	5,000	16,000
Increase in financial loans	31,915,000	—
Decrease in financial loans	(6,757,677)	—

Net funds provided by financing activities	25,627,808	519,950

Net increase (decrease) in funds	5,595,900	(8,659,223)

Items not involving changes in funds
Transfer of inventory to fixed assets	234,693	14,558
Increase in related companies by decrease in permanent investments	—	—
Repayment of financial loans through issue of stock by exercise of conversion right	391,272	156,522

Complementary information
Interest paid	—	—
Income tax expense paid	472,082	727,313

Saúl Zang

First Vice-Chairman

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements

Corresponding to the periods beginning as from July 1, 2004 and 2003 and ended on September 30, 2004 and 2003

NOTE 1:	STANDARDS ACCOUNTING

a.	Presentation standards

These financial statements are stated in Argentine pesos, and have been prepared in accordance with the disclosure and valuation accounting standards contained in the Technical Resolutions issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas, as approved, with certain amendments, by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires and the Comisión Nacional de Valores.

b.	New Accounting Standards

The Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires enacted the following technical resolutions: N° 16: “Conceptual regime for professional accounting regulations”; N° 17: “Professional accounting regulations: development of matters of general application”, N° 18: “Professional accounting regulations: development of some matters of particular application” and N° 19 “ Modifications to technical resolutions N° 4, 5, 6, 8, 9, 11 and 14” and N° 20 “Derivative instruments and hedging transactions”, through Resolutions C 238/01, C 243/01,C 261/01, C 262/01 and C 187/02, respectively; establishing that such technical resolutions and the modifications incorporated, will be in force for fiscal years initiated as from July 1, 2002 (other than Technical Resolution No. 20, which shall become effective for fiscal years beginning as from January 1, 2003).

The Comisión Nacional de Valores, through Resolution N° 434/03 has adopted such technical resolutions with some exceptions and modifications, which have been in force for fiscal years initiated as from January 1, 2003.

Additionally, the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, enacted Technical Resolution N° 21 “Proportional value- merge of financial statements- information to provide on related parties” through Resolution M.D. N° 5/2003. Furthermore, The Comisión Nacional de Valores has adopted such Technical Resolution, through Resolution Nª 459/04 introducing some modifications, which will be in force for fiscal years started as from April 1, 2004, consequently the Company has considered their application.

The main changes basically result from the registration of income tax under the deferred tax method, as concerns agreements involving derivative instruments and the valuation of receivables and payables with no stated rate at their current value.

Financial statements corresponding to the three month economic periods ended to September 30, 2004 and 2003 have not been audited yet. The management believes they include all necessary settlements to reasonably show the results of each period. Results for the three month economic periods ended to September 30, 2004 and 2003 do not necessarily reflect the proportion of the company’s result for such complete years.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 1:	(Continued)

c.	Accounting for inflation

The Company’s financial statements have been prepared in accordance with Resolution M.D. 3/02 of the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, which has established the application of Technical Resolution No. 6, as amended by Technical Resolution No. 19 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas, as from fiscal years or interim periods ended on or after March 31, 2002.

On March 25, 2003, the Poder Ejecutivo Nacional issued Decree No. 664 establishing that financial statements for fiscal years ended as from that date should be stated in nominal currency. Therefore, in accordance with Resolution No. 441 issued by the Comisión Nacional de Valores on April 8, 2003, the Company discontinued restatement of its financial statements effective March 1, 2003. This criteria does not comply with Resolution M.D. 041/2003, enacted by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, by means of which the restatement of financial statements as of October 1, 2003 is no longer compulsory. However, as of September 30, 2004, this deviation did not have a material effect on the Company’s financial statements.

As a consequence of the above, the initial balances at the Company’s financial statements are presented in constant currency as of February 28, 2003, having considered the accounting measurements restated by the changes in the purchasing power of the currency until interruption of the adjustment and those arising in the period of stability, restated into currency of December 2001. Transactions subsequent to February 28, 2003 have been recorded at their historical values.

The coefficients prepared based on the domestic wholesale price index have been applied for purposes of the abovementioned restatement of comparative information.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The principal valuation and disclosure criteria for the preparation of the financial statements, applied on a basis consistent with respect to the last fiscal period.

a.	Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, impairment of long-lived assets, income taxes, deferred liabilities and allowances for contingencies, accrual for expenses and assets’ recoverable value. Actual results could differ from those estimates.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 2:	(Continued)

b.	Local currency assets and liabilities

The local currency assets and liabilities are stated at period-end nominal currency.

c.	Foreign currency assets and liabilities

Foreign currency assets and liabilities have been translated at the official rate of exchange in effect at September 30, 2004 and 2003.

d.	Temporary investments

Investments of funds in foreign currency were valued at their placement value plus interest accrued at year-end at the buyer exchange rate quoted by Banco Nación at the fiscal period-end closing date.

Mutual funds and notes are carried at market value as of period-end.

Temporary investments do not exceed their recoverable value estimated at fiscal period-end.

e.	Trade accounts receivable and payable

Trade accounts receivable and payable have been valued at their cash price estimated at the time of the transaction, plus interest and implied financial components accrued on the basis of the internal rate of return determined at such time, provided they are significant.

f.	Credits and loans

Credits and loans have been valued in accordance with the sum of money delivered and received, respectively, net of transaction costs, plus financial results accrued on the basis of the rate estimated at such time as of period-end. Credits and loans in foreign currency have been valued at their amount in such currency at the fiscal period-end closing date, converted to the buyer and seller exchange rate, respectively, prevailing at the fiscal period-end closing date.

g.	Futures and Options

Futures relate to cereal commitments deliverable at a previously agreed price (see Note 4) and are carried at market value at fiscal period-end. Options correspond to premiums collected or paid and have been valued at their market value (see Note 4) at the closing of the period.

h.	Other receivables and payables

Miscellaneous receivables and payables have been valued at agreed values plus interest accrued at fiscal period-end.

Other receivables and payables in foreign currency have been valued at their amount in such currency at the fiscal period-end closing date, converted to the buyer and seller exchange rate, respectively, prevailing at the fiscal period-end closing date.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 2:	(Continued)

i.	Balances with related parties

Receivables and payables with related parties have been valued in accordance with the conditions agreed between the parties involved.

j.	Inventories

1.	Livestock for raising and grazing cattle have been stated at their market value at the end of the period, net of estimated selling expenses. The livestock for dairy production and other purposes not related to direct sale over the next 12 months were valued at replacement cost.

2.	Crops: at their quoted market value at the end of the period, less estimated sale expenses.

3.	The remaining inventories were valued at replacement value.

The carrying values of inventories, which are determined as discussed above, do not exceed their estimated recoverable values at the end of the period.

k.	Long term investments in other companies

1.	Investments in subsidiaries and affiliates

The investments in subsidiaries and affiliates in which the Company has significant influence have been accounted for under the equity method, as required by Technical Resolution No. 5 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas.

Holdings at September 30, 2004 are as follows:

Subsidiaries and affiliates	% Equity interest
Inversiones Ganaderas S.A.	99.99
Futuros y Opciones.Com S.A.	70.00
Cactus Argentina S.A.	50.00
Agro Uranga S.A.	35.72
IRSA Inversiones y Representaciones Sociedad Anónima	28.30

Consolidated financial statements with Inversiones Ganaderas S.A. and Futuros y Opciones.Com S.A. at September 30, 2004 and 2003 are presented as complementary information.

Current valuations and economic conditions reduce the risks inherent to long-term investment opportunities and increase the possibility of obtaining significant return in the long term. In view of these circumstances: (i) the value of the investment was set at market value; (ii) the value of the investment was calculated by the equity method of accounting; and (iii) the difference between (i) and (ii) was recognized as negative goodwill to be amortized over 20 years.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 2:	(Continued)

As of September 30, 2004, the Company recorded as negative goodwill the difference between the prices of conversions of warrants into IRSA’s shares and the value assigned according to the calculation of the proportional equity value. In such negative goodwill the impact of IRSA’s results from third-party dilutions resulting from the exercise of conversion and warrants for shares will be recognized. Therefore, such amount will not be subject to amortization.

2.	Other Investments

•	Investments in debt securities

IRSA’s Convertible Bonds were valued taking into account the amount existing at period-end in dollars, at the sellers’ exchange rate plus interest accrued as of the closing date of these financial statements.

•	Other investments

The remaining investments correspond to non-listed securities, which were valued at their restated cost as of February 28, 2003 (Note 1.c.).

•	Goodwill

The goodwill relating to the purchase of the subsidiary Futuros y Opciones.Com S.A. has been valued at its restated cost as of February 28, 2003, calculated as the difference between the price paid for such investment and its equity value calculated at the time of purchase, which was also restated as of that date (Note. 1.c.).

Depreciation is calculated in accordance with the estimated useful life, which is 5 years and has been classified under Result from interest in subsidiaries and related companies in the statement of income.

l.	Fixed assets

•	Purchase value:

Valued at cost restated into period-end currency applying the coefficients mentioned in Note 1. c., based on the corresponding dates of origin.

•	Depreciation

Calculated by the straight-line method based on the estimated useful lives of the assets as from the period of addition.

•	The carrying value

The carrying value of fixed assets does not exceed their estimated recoverable value at the end of the period.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 2:	(Continued)

m.	Shareholders’ equity

Initial balances have been restated into period-end currency following the criteria set forth in Note 1.c. Movements for the period are recorded at their historical values.

n.	Results for the period

The results for the period are disclosed in the paid cost.

The income statement shows the financial results, discriminating those generated by assets and those generated by liabilities.

o.	Income Tax

The Company has recognized the income tax liability on the basis of the deferred tax liability method, thus considering temporary differences between registration of assets and liabilities for accounting and tax purposes. The principal temporary differences originate in the valuation of livestock and the sale and replacement of fixed assets.

In order to determine deferred assets and liabilities the tax rate expected to be in effect at the temporary of reversal or use has been applied on the temporary differences identified and tax loss carryforwards, considering the laws enacted as of the date of issuance of these financial statements (35%).

p.	Tax on minimum hypothetical income

The Company determines the tax on minimum hypothetical income applying the prevailing rate of 1% on computable assets at fiscal period-end. This tax is supplementary to the income tax.

The Company’s tax liability for each period will be the higher of these two taxes. However, if the tax on minimum hypothetical income exceeds the income tax in any fiscal year, such excess may be computed as payment on account of the income tax that may be payable in any of the following ten fiscal years.

q.	Revenue recognition

Revenue is recognized on sales of products when the customer receives title to the goods, generally upon delivery.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 3:	COMMON AND TREASURY STOCK

The activity in the Company’s shares during the last three financial years was as follows:

	Authorized Pesos	Subscribed Pesos	Paid in Pesos
Common and treasury stock at June 30, 2001	119,669,749	119,669,749	119,669,749

Preferred offering Fiscal year ended June 30, 2002 (Note 12)	2,353	2,353	2,353

Incentive Plan Fiscal year 02 (Note 12)	480,000	480,000	480,000

Incentive Plan Fiscal year 03 (Note 12)	3,559,853	3,559,853	3,559,853

Conversion of bonds in common stock (Note 13)-Fiscal year 2003	386,140	386,140	386,140

Incentive Plan (Note 12) - Fiscal year 04	332,437	332,437	332,437

Conversion of bonds in common stock (Note 13)-Fiscal year 2004	13,136,577	13,136,577	13,136,577

Exercise of Warrants (Note13)-Fiscal year 2004	12,965,710	12,965,710	12,965,710

Incentive Plan (Note 12) - Fiscal year 05-1st quarter	5,000	5,000	5,000

Conversion of bonds in common stock (Note 13)-Fiscal year 2005-1st quarter	256,279	256,279	256,279

Exercise of Warrants (Note13)-Fiscal year 2005	256,279	256,279	256,279

Common and treasury stock at September 30, 2004	151,050,377	151,050,377	151,050,377

At September 30, 2004 the common and treasury stock consisted of 151,050,377 ordinary book entry shares with a face value of Pesos 1 each entitled to one vote per share, which were available in the market.

NOTE 4:	FUTURES

At September 30, 2004 the Company had arranged futures and options on the futures market as follows:

OPTIONS – C.B.O.T. – SELL CALL – CAMPAIGN 2003/2004

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	1,360	308.65	(8,495)

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 4:	(Continued)

OPTIONS – C.B.O.T.—PURCHASE CALL – CAMPAIGN 2004/2005

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Wheat	27,200	129.52	213,130

OPTIONS – C.B.O.T. - SELL CALL – CAMPAIGN 2004/2005

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Wheat	20,400	132.28	(41,976)

OPTIONS – C.B.O.T. – SELL PUT – CAMPAIGN 2004/2005

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Wheat	20,400	110.23	(33,371)

OPTIONS - PURCHASE CALL – CAMPAIGN 2003/2004

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	1,500	219.00	9,000

OPTIONS – SELL PUT – CAMPAIGN 2003/2004

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	800	227.00	(4,800)

At September 30, 2003 the Company had arranged futures and options on the forward market as follows:

OPTIONS – C.B.O.T. – SELL CALL – CAMPAIGN 2003/2004

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	10,880	246.18	(68,961)
Wheat	5,440	146.98	(18,490)

OPTIONS – C.B.O.T. – PURCHASE CALL—CAMPAIGN 2003/2004

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Corn	2,540	94.48	11,999

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 4:	(Continued)

OPTIONS – C.B.O.T.-PURCHASE PUT - CAMPAIGN 2003/2004

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	8,160	222.91	67,962

OPTIONS – SELL CALL – CAMPAIGN 2003/2004

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Wheat	1,000	112.00	(4,000)

OPTIONS – SELL PUT – CAMPAIGN 2003/2004

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Wheat	400	100.00	(1,160)

OPTIONS – PURCHASE CALL - CAMPAIGN 2003/2004

Cereal	Tons	Average price US$ (1)	Premium US$ (2)
Soybean	1,500	160.00	5,685

FUTURES – C.B.O.T. — CAMPAIGN 2003/2004

Cereal	Tons	Average price US$ (1)	Total amount US$ (2)
Wheat-purchase	5,440	136.14	740,602

FUTURES – CAMPAIGN 2003/2004

Cereal	Tons	Average price US$ (1)	Total amount US$
Wheat-sell	1,900	105.14	199,766

(1)	Strike price without deducting expenses.
(2)	Premiums paid (collected).

NOTE 5:	MANAGEMENT AGREEMENT

The Company signed a management agreement with Dolphin Fund Management S.A. (formerly called Consultores Asset Management S.A.), for consulting in relation to livestock and farming activities serving as an intermediary in transactions and investment consulting in relation to security investments.

In exchange for its services, such company will receive a payment equivalent to 10% of the net income resulting from the annual or the special financial statements.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 5:	(Continued)

Since certain directors of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria are also executive directors of Dolphin Fund Management S.A., the above-mentioned agreement was approved by the Extraordinary Shareholders´ Meeting held on October 25, 1994, in compliance with Article Nº 271 of Law Nº 19,550.

On November 2003, Dolphin Fund Management S.A. was divided into two companies: Consultores Asset Management S.A. and Dolphin Fund Management S.A. As from that moment the management contract is held by Consultores Asset Management S.A.

In relation to this issue, the financial statements as of September 30, 2004 include a provision of Ps. 798,069 and a Ps. 115,031 charge in the Statement of Income and the financial statements as of September 30, 2003, include a provision of Ps. 149,223 not corresponding any charge for this period

NOTE 6:	INCOME TAX – DEFERRED TAX

The following tables show the development and composition of deferred tax Assets and Liabilities.

•	Deferred assets as of September 30, 2004:

	Cumulative tax loss carryforwards	Provisions	Other	TOTAL
Initial Balance	2,224,649	20	1,191	2,225,860
Charge to results	2,001,611	—	—	2,001,611
Closing Balance	4,226,260	20	1,191	4,227,471

•	Deferred liabilities as of September 30, 2004:

	Fixed Assets	Inventories	Investments	Accrual	TOTAL
Initial Balance	(13,522,161)	(11,545,458)	(1,220,989)	(1,069,822)	(27,358,430)
Charge to results	72,414	(1,117,397)	(1,534,666)	(926,939)	(3,506,588)
Closing Balance	(13,449,747)	(12,662,855)	(2,755,655)	(1,996,761)	(30,865,018)

As of September 30, 2004, net liabilities at period-end as per the information included in the preceding tables amount to Ps. 26,637,547.

Below is a conciliation between the Income Tax charged to Income and that which would result from applying the prevailing tax rate on the Income for accounting purposes:

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 6:	(Continued)

Description	September 30, 2004	September 30, 2003
Income before income tax	2,540,252	(1,556,785)
Tax rate	35%	35%

Net results at tax rates:	889,088	(544,875)
Permanent differences at tax rate:
Restatement into constant currency	83,363	1,018,366
Penalties	84	805
Donations	1,126	(396,323)
Amortization FYO Goodwill	27,821	34,748
Result from purchase and sale of stock	36,750	236,736
Loss from related companies	(1,701,758)	—
Miscellaneous permanent differences	59,777	64,517
Personal asset tax	599,141	—

Conversion of bonds in common stock	1,509,595	—

	1,504,977	413,974

During this period the Income Tax rate was 35%.

Cumulative tax loss carryforwards recorded by the Company pending utilization at period-end amount to approximately Ps. 4,226,260 and may be offset against taxable income of future fiscal years, as follows:

Origination year	Amount	Expiration Year
2003	2,221,810	2008
2005	2,004,450	2010

•	Deferred assets as of September 30, 2003:

	Cumulative tax loss carryforwards	Provisions	Other	TOTAL
Initial Balance	2,257,116	(6,335)	250,802	2,501,583
Charge to income	454,755	—	—	454,755
Closing Balance	2,711,871	(6,335)	250,802	2,956,338

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 6:	(Continued)

•	Deferred liabilities as of September 30, 2003:

	Fixed Assets	Inventories	Investments	Provisions	Other	TOTAL
Initial Balance	(13,019,043)	(10,355,850)	(2,705)	(1,001,793)	—	(24,379,391)
Charge to income	(610)	537,797	2,824	(1,408,740)	—	(868,729)
Closing Balance	(13,019,653)	(9,818,053)	118	(2,410,533)	—	(25,248,121)

As of September 30, 2003, net liabilities at period-end as per the information included in the preceding tables amount to Ps. 22,291,783.

NOTE 7:	TRANSACTIONS WITH SUBSIDIARIES LAW 19,550 ARTICLE 33

As of September 30, 2004 and 2003 the results with Subsidiaries Law 19,550 Article 33 and related companies are as follows:

	September 30, 2004	September 30, 2003
Inversiones Ganaderas S.A.
Miscellaneous income	80,744	—
Administrative services	21,833	—
Financial interest	(36,936)	(25,651)
Miscellaneous expenses	—	(654)

Futuros y Opciones.Com S.A.
Administrative services	9,600	9,600
Miscellaneous expenses	(608)	(6,950)

Cactus Argentina S.A.
Administrative services	47,280	44,240
Financial interest	5,339	4,534
Miscellaneous income	(24,133)	(7,048)
Livestock expenses	(1,524,576)	(1,193,992)

Inversiones y Representaciones S.A.
Sales and Fees from sharing services	(13,419)	(28,633)

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 8:	Details of balance sheet and income statement accounts

a. Cash and banks

	September 30, 2004 Pesos	June 30, 2004 Pesos	September 30, 2003 Pesos
Cash	48,729	69,859	53,881
Foreign currency (Schedule G)	77,251	46,431	5,610
Patacones currency	39	39	—
Lecop currency	—	—	7,100
Local currency checking account	731,584	4,781,351	1,275,073
Patacones currency checking account	22	22	54
Lecop currency checking account	—	—	175
Foreign currency checking account (Schedule G)	1,595,435	1,220,084	5,117,642
Local currency saving account	11,052	12,295	3,253
Foreign currency saving account (Schedule G)	8,806,793	5,949,506	2,773,891
Checks to be deposited	404,259	443,374	212,872

	11,675,164	12,522,961	9,449,551

b. Investments and Goodwill

	September 30, 2004 Pesos	June 30, 2004 Pesos	September 30, 2003 Pesos
Investment
Investment (Schedule C and G)	11,724,059	1,490,311	7,240,980

	11,724,059	1,490,311	7,240,980

Investment
Investment from related companies (Schedule C)	312,827,165	274,977,554	215,788,634

	312,827,165	274,977,554	215,788,634

Other Investments
Other Investments (Schedule C and G)	135,039,651	132,962,608	145,459,360

	135,039,651	132,962,608	145,459,360

Goodwill
Goodwill (Schedule C)	(39,670,233)	(25,869,346)	(21,249,708)

	(39,670,233)	(25,869,346)	(21,249,708)

Cresud Sociedad Anonima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 8:	(Continued)

c. Trade accounts receivable

	September 30, 2004 Pesos	June 30, 2004 Pesos	September 30, 2003 Pesos
Current
Accounts receivable in local currency	1,071,572	3,921,210	2,166,747
Less:
Provision for defaulting debtors (Schedule E)	(348,535)	(387,067)	(454,125)

	723,037	3,534,143	1,712,622
Accounts receivable in foreign currency (Schedule G)	997,564	3,779	359,450
Subsidiaries and related companies Law 19,550 Article 33:
Inversiones Ganaderas S.A.	82,691	9,216	21,524
Cactus Argentina S.A.	26,787	29,845	14,188

	1,830,079	3,576,983	2,107,784

d. Other receivables and prepaid expenses

	September 30, 2004 Pesos	June 30, 2004 Pesos	September 30, 2003 Pesos
Current
Prepaid leases	8,804,175	4,465,136	3,188,751
Guarantee deposits (Schedule G)	139,028	2,188,998	444,027
Secured by mortgage (Schedule G)	1,049,151	1,033,997	548,532
Prepaid expenses	794,573	897,192	620,639
Tax prepayments (net of provisions)	7,900,692	7,489,734	1,879,282
Subsidiaries and related companies Law 19,550 Article 33:
Cactus Argentina S.A.	1,350,881	1,346,401	1,335,554
Futuros y Opciones.Com S.A.	128,305	738,735	53,480
IRSA Inversiones y Representaciones S.A.	6,259	637	—
Shareholders	—	1,711,833	455,583
Other (Schedule G)	365,245	164,674	473,733

	20,538,309	20,037,337	8,999,581

Non-current
Secured by mortgage	—	—	505,672
Tax on Minimum Hypothetical Income	770,738	17,154	698,660

	770,738	17,154	1,204,332

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 8:	(Continued)

e. Inventories

	September 30, 2004 Pesos	June 30, 2004 Pesos	September 30, 2003 Pesos
Current
Livestock	19,343,187	18,366,149	15,483,552
Crops	1,370,714	8,639,910	2,144,068
Unharvested crops	5,430,829	1,603,897	3,018,307
Seeds and fodder	118,062	238,378	54,572
Materials and others	5,039,810	4,041,594	2,799,374
Advances to suppliers	605,460	1,440,333	826,134

	31,908,062	34,330,261	24,326,007

Non-Current
Livestock	41,258,691	40,982,536	33,048,828

	41,258,691	40,982,536	33,048,828

f. Trade accounts payables

	September 30, 2004 Pesos	June 30, 2004 Pesos	September 30, 2003 Pesos
Current
Suppliers in local currency	4,877,866	4,601,511	2,775,412
Suppliers in foreign currency (Schedule G)	2,097,121	1,110,314	399,426
Subsidiaries and related companies Law 19,550 Article 33:
IRSA Inversiones y Representaciones Sociedad Anónima	24,257	1,108	29,464
Cactus Argentina S.A.	718,601	1,853,969	612,273
Futuros y Opciones.Com S.A.	42,139	3,720	—
Related companies-Fundación IRSA	1,177,988	1,177,988	—
Accrual for other expenses (Schedule G)	3,109,423	2,085,778	3,415,530
Accrual for Directors’ Fees (net of advances)	4,132	3,471	3,838
Accrual for cereal expenses	—	213,177	—

	12,051,527	11,051,036	7,235,943

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 8:	(Continued)

g. Loans

	September 30, 2004 Pesos	June 30, 2004 Pesos	September 30, 2003 Pesos
Current
Local financial loans (Note 16) (Schedule G)	32,195,374	6,757,677	—
Convertible Bonds 2007 Interest payable (Schedule G)	3,959,708	1,332,584	4,446,939

	36,155,082	8,090,261	4,446,939

Non-Current
Convertible Bonds 2007 (Schedule G)	128,191,985	127,587,867	145,008,870
Convertible Bonds 2007 expenses	(1,570,196)	(1,706,993)	(2,480,794)

	126,621,789	125,880,874	142,528,076

h. Salaries and social security payable

	September 30, 2004 Pesos	June 30, 2004 Pesos	September 30, 2003 Pesos
Current
Vacation, statutory annual bonus allowance	493,007	1,001,301	343,693
Social security administration	187,720	166,415	134,625
Salaries payable	78,181	180,340	209,425
Health care scheme	363	2,533	(1,332)
Other	5,096	9,130	1,561

	764,367	1,359,719	687,972

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 8:	(Continued)

i. Taxes payable

	September 30, 2004 Pesos	June 30, 2004 Pesos	September 30, 2003 Pesos
Current
Accrual for income tax	4,246,881	4,246,881	—
Advances to Income tax	(3,792,188)	(2,808,338)	—
Tax on Minimum Hypothetical Income (Note 2.p.)	770,737	17,154	698,660
Value Added Tax	—	—	(959,003)
Property tax payable	83,948	103,284	167,687
Taxes withheld for income tax	225,576	163,926	1,119,794
Gross sales taxes	37,626	80,085	124,032
Taxes withheld-Gross sales taxes	(100,481)	(81,215)	(102,127)
Taxes withheld-Value Added Tax	116	—	(141,642)
Others	1,141	494	—

	1,473,356	1,722,271	907,401

Non-Current
Deferred tax	26,637,547	25,132,570	22,291,783

	26,637,547	25,132,570	22,291,783

j. Other debts

	September 30, 2004 Pesos	June 30, 2004 Pesos	September 30, 2003 Pesos
Current
Advances to customers (Schedule G)	7,004,451	4,432,500	—
Accrual for Management fees (Note 5)	798,069	1,537,173	149,223
Subsidiaries and related companies Law 19,550 Article 33: Inversiones Ganaderas S.A.	2,133,602	2,196,666	746,693
Others	541,594	4,285	—

	10,477,716	8,170,624	895,916

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 9:

ASSETS AND LIABILITIES, CLASSIFIED ACCORDING TO THEIR COLLECTION OR PAYMENT MATURITIES

a)	Based on their estimated collection or payment term (in pesos)

Based on their estimated collection or payment term	Current and non-current investment			Trade accounts receivable			Other receivables and prepaid expenses
	September 30, 2004	June 30, 2004	September 30, 2003	September 30, 2004	June 30, 2004	September 30, 2003	September 30, 2004	June 30, 2004	September 30, 2003
2nd quarter 2004/2003 financial year	—	—	4,460,118	—	—	2,107,784	—	—	1,876,239
3rd quarter 2004/2003 financial year	—	—	—	—	—	—	—	—	505,671
4th quarter 2004/2003 financial year	—	—	—	—	—	—	—	—	—
1st quarter 2005/2004 financial year	—	—	—	—	3,576,983	—	—	3,250,864	—
2nd quarter 2005/2004 financial year	4,170,585	1,388,504	—	1,830,079	—	—	1,298,846	—	—
3rd quarter 2005/2004 financial year	—	—	—	—	—	—	1,049,151	1,033,997	505,672
4th quarter 2005/2004 financial year	—	—	—	—	—	—	310,306	305,826	—
1st quarter 2006/2005 financial year	—	—	—	—	—	—	—	—	—
2nd quarter 2006/2005 financial year	—	—	—	—	—	—	—	—	—
3rd quarter 2006/2005 financial year	—	—	—	—	—	—	—	—	—
4th quarter 2006/2005 financial year	—	—	—	—	—	—	770,738	17,154	—
1st quarter 2007/2006 financial year	—	—	—	—	—	—	—	—	—
2nd quarter 2007/2006 financial year	—	—	—	—	—	—	—	—	—
3rd quarter 2007/2006 financial year	—	—	—	—	—	—	—	—	—
4th quarter 2007/2006 financial year	—	—	—	—	—	—	—	—	—
2nd quarter 2008/2007 financial year	135,018,934	132,941,891	145,438,643	—	—	—	—	—	—
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	7,553,474	101,807	2,780,862	—	—	—	17,880,006	15,446,650	6,617,671
With no stated non-current term	20,717	20,717	20,717	—	—	—	—	—	698,660

Total	146,763,710	134,452,919	152,700,340	1,830,079	3,576,983	2,107,784	21,309,047	20,054,491	10,203,913

b)	Assets and liabilities classified according to the interest rate that they accrued (in pesos)

Interestratethat theyaccrue	Current and non-current investment			Trade accounts receivable			Other receivables and prepaid expenses
	September 30, 2004	June 30, 2004	September 30, 2003	September 30, 2004	June 30 , 2004	September 30, 2003	September 30, 2004	June 30, 2004	September 30, 2003
At fixed interest rate	135,018,934	132,941,891	145,459,360	—	—	—	1,233,520	1,327,126	1,306,321
At variable interest rate	7,553,474	101,807	2,721,000	—	—	—	323,645	2,307,893	557,621
Non-interest bearing	4,191,302	1,409,221	4,519,980	1,830,079	3,576,983	2,107,784	19,751,882	16,419,472	8,339,971

Total	146,763,710	134,452,919	152,700,340	1,830,079	3,576,983	2,107,784	21,309,047	20,054,491	10,203,913

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 9:

ASSETS AND LIABILITIES, CLASSIFIED ACCORDING TO THEIR COLLECTION OR PAYMENT MATURITIES (Continued)

a) Based on their estimated collection or payment term (in pesos)

Based on their estimated collection or payment term	Trade accounts payable			Loans			Salaries and social security payable			Taxes payable			Other debts
	September 30, 2004	June 30 ,2004	September 30, 2003	September 30, 2004	June 30, 2004	September 30, 2003	September 30, 2004	June 30, 2004	September 30, 2003	September 30, 2004	June 30, 2004	September 30, 2003	September 30, 2004	June 30, 2004	September 30, 2003
2nd quarter 2004/2003 financial year	—	—	7,235,943	—	—	4,446,939	—	—	687,972	—	—	907,401	—	—	149,223
3rd quarter 2004/2003 financial year	—	—	—	—	—	—	—	—	—	—	—		—	—
4th quarter 2004/2003 financial year	—	—	—	—	—	—	—	—	—	—	—		—	—
1st quarter 2005/2004 financial year	—	11,047,565	—	—	6,757,677	—	—	1,359,719	—	—	266,574		—	1,541,458
2nd quarter 2005/2004 financial year	12,051,527	3,471	—	3,959,708	1,332,584	—	764,367	—	—	1,473,356	1,455,697		3,473,265	2,196,666
3rd quarter 2005/2004 financial year	—	—	—	22,100,096	—	—	—	—	—	—	—		2,557,042	—
4th quarter 2005/2004 financial year	—	—	—	—	—	—	—		—	—	—		4,447,409	4,432,500
1st quarter 2006/2005 financial year	—	—	—	10,095,278	—	—	—	—	—	—	—		—	—
2nd quarter 2006/2005 financial year	—	—	—	—	—	—	—	—	—	—	—		—	—
3rd quarter 2006/2005 financial year	—	—	—	—	—	—	—	—	—	—	—		—	—
4th quarter 2006/2005 financial year	—	—	—	—	—	—	—	—	—	—	—		—	—
1st quarter 2007/2006 financial year	—	—	—	—	—	—	—	—	—	—	—		—	—
2nd quarter 2007/2006 financial year	—	—	—	—	—	—	—	—	—	—	—		—	—
3rd quarter 2007/2006 financial year	—	—	—	—	—	—	—	—	—	—	—		—	—
4th quarter 2007/2006 financial year	—	—	—	—	—	—	—	—	—	—	—		—	—
2nd quarter 2008/2007 financial year	—	—	—	126,621,789	125,880,874	142,528,076	—	—	—	—	—		—	—
Overdue	—	—	—	—	—	—	—	—	—	—	—		—	—	—
With no stated current term	—	—	—	—	—	—	—	—	—	—	—	—	—	—	746,693
With no stated non-current term	—	—	—	—	—	—	—	—	—	26,637,547	25,132,570	22,291,783	—	—

Total	12,051,527	11,051,036	7,235,943	162,776,871	133,971,135	146,975,,015	764,367	1,359,719	687,972	28,110,903	26,854,841	23,199,184	10,477,716	8,170,624	895,916

b) Assets and liabilities classified according to the interest rate that they accrued (in pesos)

Interest rate that they accrue	Trade accounts payable			Loans			Salaries and social security payable			Taxes payable			Other debts
	September 30, 2004	June 30, 2004	September 30, 2003	September 30, 2004	June 30, 2004	September 30, 2003	September 30, 2004	June 30, 2004	September 30, 2003	September 30, 2004	June 30, 2004	September 30, 2003	September 30, 2004	June 30, 2004	September 30, 2003
At fixed interest rate	—	—	—	158,817,163	132,638,551	142,528,076	—	—	—	—	—	—	2,133,602	2,196,666	—
At variable interest rate	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Non-interest bearing	12,051,527	11,051,036	7,235,943	3,959,708	1,332,584	4,446,939	764,367	1,359,719	687,972	28,110,903	26,854,841	23,199,184	8,344,114	5,973,958	895,916

Total	12,051,527	11,051,036	7,235,943	162,776,871	133,971,135	146,975,015	764,367	1,359,719	687,972	28,110,903	26,854,841	23,199,184	10,477,716	8,170,624	895,916

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 10:	RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company’s by-laws and Resolution Nº 368/2001 of the Comisión Nacional de Valores (C.N.V.), 5% of the net and realized profit for the year plus (less) prior year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

NOTE 11:	SALE OF FARMS

On June 30, 2004 a bill of sale was signed for the farm “San Enrique”, of 977 hectares, located in the Department of General López, Province of Santa Fe. The price for the sale of the farm was of US$ 5,000,000 (US Dollars five million). This sale will generate a profit of US$ 4,300,000 (US Dollars four million and three hundred) approximately.

On August 25, 2004, a preliminary sales agreement was signed for the “Ñacurutú” farm, a 30,397-hectare property located in the Departments of Gral. Obligado and Vera in the Province of Santa Fe. The price was agreed at US$ 5,600,000 approximately (US Dollars five million six hundred thousand). This sale will provide a profit of approximately US$ 2,650,000.

NOTE 12:	STOCK OPTION PLAN

As resolved upon at the General Extraordinary Shareholders’ Meeting at second call held on November 19, 2001 and in accordance with the resolutions adopted by the Board of Directors at its meeting dated December 7, 2001, the shareholders approved a Stock Option Plan (the “Plan”) relating to the shares that would remain after the shareholders exercised their pre-emptive rights to acquire treasury stock (the “Shares”), covering 4,614,643 shares.

The stock balance remaining after expiration of the preemptive and accretion periods is intended to be offered under the Incentive Plan approved at the above mentioned Shareholders’ Meeting, at Ps. 1 (one peso) par value, plus interest accrued as from actual exercise at a six-months LIBOR rate per annum. In accordance with the terms approved at the referred Shareholders’ Meeting, from a legal standpoint the implementation of the Plan is made by means of the transfer of the Shares in trust. From this balance, two thirds of the options relating to the Shares under the Plan were allocated for distribution by the Company’s Board of Directors among certain executive officers. The remaining third was set aside for allotment by the Company’s Board of Directors among any employees or executives at the time of allotment and 6 (six) months after the initial allotment, and up to 3 (three) months before the expiration of the exercise period.

In January 2002 an aggregate of 2,353 shares of Ps. 1 par value each were issued under the preferred offering of treasury stock.

In April and June 2002, an aggregate of 480,000 shares of Ps. 1 par value each were issued to executive officers of the Company under the preferred offering of treasury stock.

During the fiscal year ended on June 30, 2003, an aggregate of 3,559,853 shares of Ps. 1 per value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 12:	(Continued)

During the fiscal year ended on June 30, 2004, an aggregate of 332,437 shares of Ps. 1 per value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock.

During the present period, an aggregate of 5,000 shares of Ps. 1 per value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock

After the exercise of the preference offer before mentioned, the remaining balance is 235,000 shares, at the end of the present period.

After the closing of the period, an aggregate of 810 shares of Ps. 1 per value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock.

NOTE 13:	ISSUANCE OF CONVERTIBLE BONDS

The Shareholders meeting held on March 8, 2002 approved:

a)	The issue of simple convertible bonds, non-convertible into shares of the Company, for an amount of up to US$ 50,000,000 (or its equivalent in other currencies) for a maximum term of 5 years, accruing interest at a fixed rate not to exceed 12%; and/or,

b)	the issuance of convertible bonds into company’s common stock, for a total amount of US$ 50,000,000 (or its equivalent in other currency) with a maturity date in a term of 5 years or more according to the management’s decision and a fix rate not exceeding 12% or floating rate with a reference rate such as LIBOR plus a spread not exceeding 10%.

c)	the subscription option, for the holders of convertible bonds, with a premium determined by the management, between 20 and 30% over the conversion price of the convertible bond, with a value that will remain constant in terms of US currency. The exercise of the above mentioned would occur quarterly, only for the holders of the convertible bonds who have exercised their conversion rights.

Authorization for the public offer and quotation of convertible bonds has been approved by Resolution N° 14,320 of the Argentine Securities and Exchange Commission dated October 1, 2002 and by the Buenos Aires Stock Exchange, authorizing the issue up to US$ 50,000,000 in securities composed by convertible bonds into common stock with an 8% annual interest rate due in the year 2007, granting the right at the moment of conversion to achieve 50,000,000 common stock subscription options. Likewise, the conversion price and the Warrants price established are as follows:

a)	The conversion price is US$ 0.5078 stocks (US$ 5.0775 ADS), while the Warrant price is US$ 0.6093 stocks (US$ 6.0930 ADS).

b)	For each of Cresud’s convertible bond the holder has the right to convert it to US$ 1.96928 stocks (US$ 0.1969 ADS) and has an option to purchase the same amount of stock at the price of the Warrant.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 13:	(Continued)

Convertible bonds and options will be due on November 14, 2007.

Convertible bonds were paid in cash and the proceeds will be destined to the subscription of IRSA’s Convertible Bonds and for the generation of working capital.

During the fiscal year ended on June 30, 2003, 196,084 Convertible Bonds were converted into 386,140 ordinary shares, which resulted in a Ps. 593,038 increase in the Company’s net shareholders’ equity.

During the fiscal year ended on June 30, 2004, 6,670,763 Convertible Bonds were converted into 13,136,577 ordinary shares, which resulted in a Ps. 19,364,974 increase in the Company’s net shareholders’ equity. During the same year, 6,583,995 Warrants were exercised, resulting in the issuance of 12,965,710 ordinary shares for Ps. 23,068,638.

During the present period, 130,139 Convertible Bonds were converted into 256,279 ordinary shares, which resulted in a Ps. 391,272 increase in the Company’s net shareholders’ equity. In the same period, 130,139 warrants were exercised, resulting in the issuance of 256,279 common shares for $ 465,485.

NOTE 14:	PURCHASE OF CONVERTIBLE BONDS

During November and December 2002 49,692,688 convertible bonds issued by IRSA were purchased; these can be converted into common stock with an 8% annual interest rate and due in 2007, and grant the holder at the time of conversion to 49,692,688 options to subscribe common stock. The conversion price and the warrants price established are as follows:

a)	The conversion price is US$ 0.5571 stocks (US$ 5.5713 GDS), while the warrant price is US$ 0.6686 stocks (US$ 6.6856 GDS)

b)	For each of IRSA’s convertible bond the holder has the right to convert it to 1.7949 stocks (0.1795 GDS) and has an option to purchase the same amount of stock at the price of the warrant.

Due to the distribution of 4,587,285 stocks of the company’s portfolio, IRSA has re stated the conversion price of its convertible bonds according to the subscription clauses.

The conversion price of the convertible bonds went from US$ 0.5571 to US$ 0.54505 and the warrants price went from US$ 0.6686 to US$ 0.6541. Such adjustment was effective as from December 20, 2002.

Convertible bonds and options are due on November 14, 2007.

During the months of July and November 2003 the Company purchased 250,500 Notes, and in May 2004 it converted 5,000,000 Notes into 9,174,312 common shares. Therefore, as of June 30, 2004, the Company held 44,943,168 Notes.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTE 14:	(Continued)

During the fiscal year ended on June 30, 2004, third parties bearers of convertible bonds into IRSA’s ordinary stock have exercised their conversion and warrant rights for a total amount of Ps. 62,8 million originating the issuance of 27,616,878 ordinary shares with a nominal value of Ps. 1 each. As a consequence of the exercise of such conversion rights, the company has registered a Ps. 10.3 million loss originated by the dilution of their equity share in IRSA, which is shown in “Results of subsidiaries Law 19,550 and related companies” in the Statements of Income.

As of June 30, 2004, this effect was reverted due to the exercise of share conversion rights mentioned above.

During this period, third parties holders of Notes Convertible into common shares of IRSA exercised warrants for a total of $ 0.5 million, resulting in the issuance of 275,229 common shares of $ 1 par value each. On the other hand, the Company exercised warrants for a total of $ 17.7 million, resulting in the issuance of 9,174,311 common shares of $ 1 par value each. As a result of these transactions, as of September 30, 2004 the Company recorded $ 12.8 million as negative goodwill against which the impact of losses for dilutions due to the exercise of conversions and/or warrants from third party holders of IRSA’s Convertible Notes will be recognized.

Subsequent to year-end, the Company acquired 350,000 ONC issued by IRSA Inversiones y Representaciones Sociedad Anónima for an amount of US$ 511,115.

NOTE 15:	IRSA Inversiones y Representaciones Sociedad Anónima (IRSA) – INCREASE TO INVESMENT IN BANCO HIPOTECARIO S.A. (BHSA)

On December 30, 2003, IRSA Group purchased 4,116,267 shares of Banco Hipotecario S.A. at US$ 2.3868 each and 37,537 options at US$ 33.86 each, achieving the right to purchase an additional amount totaling 3,753,700 shares. Such transaction implied a disburse amounting US$ 11.1 million.

Furthermore, on February 2, 2004, IRSA Group exercised a substantial portion of the options acquired mentioned above, jointly with the options held before the end of the year. In this respect, 4,774,000 shares were acquired for a total amount of Ps. 33.4 million.

During the last quarter of fiscal year 2004, the IRSA Group sold a portion of its shareholding in Banco Hipotecario S.A. (2,487,571 shares) to IFIS S.A. (indirect shareholder of the Company) for a unit price of $ 7 (market value). The total amount of the transaction was US$ 6.1 million and generated a loss of $ 1.61 million.

At the date of issuance of the present financial statements, IRSA´s ownership of BHSA shares amounts 17,641,162.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Financial Statements (Continued)

NOTA 16:	LOANS

During this quarter the Company developed an external financing strategy of working capital to be used in the production season, at convenient rates, that will allow us to develop new businesses optimizing risks.

Therefore, as of September 30, 2004, current loans with local financial institutions amounted to Ps. 32.2 million. This allowed us to promote new production projects and generate a more efficient capital structure for the Company.

NOTA 17:	SUBSEQUENT EVENTS

The Ordinary shareholders’ Meeting held on October 22, 2004 approved:

•	The distribution of dividends in cash for Ps. 3,000,000 and delegated in the Board of Directors the assignment of them.

•	The increase of legal reserve of Ps. 1,605,151.

•	The payment of directors’ fees for a total of Ps. 2,383,135, which were duly provided for at the close of the year ended June 30, 2004.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Fixed Assets

Corresponding to the periods beginning as from July 1, 2004 and ended on September 30, 2004 comparative with the year ended on June 30, 2004 and with the period ended on September 30, 2003

(Notes 1 and 2)

Schedule A

Principal Account	Value at the beginning of the year Pesos	Additions and/or transfers Pesos	Deductions and/or transfers Pesos	Value at the end of period/year Pesos	Depreciation					Net carrying value at September 30, 2004 Pesos	Net carrying value at June 30, 2004 Pesos	Net carrying value at September 30, 2003 Pesos
					Rate %	Accumulated at the beginning of the year Pesos	Decrease of the period/ year Pesos	Current period/ year Pesos	Accumulated at the end of period/year Pesos
Real estate	120,668,102	352,353		121,020,455	—	—			—	121,020,455	120,668,102	119,775,002
Wire fences	4,176,054			4,176,054	3	834,294		31,448	865,742	3,310,312	3,341,760	3,436,302
Watering troughs	3,136,281			3,136,281	5	895,579		40,010	935,589	2,200,692	2,240,702	2,328,434
Alfalfa fields and meadows	1,686,488	316,798		2,003,286	12-25-50	1,105,794		99,128	1,204,922	798,364	580,694	700,488
Buildings and constructions	5,431,487	118,986		5,550,473	2	2,063,502		22,635	2,086,137	3,464,336	3,367,985	3,332,413
Machinery	8,285,123	3,815	13,178	8,275,760	10	5,633,188	9,790	192,352	5,815,750	2,460,010	2,651,935	3,256,326
Vehicles	1,304,710	182,123	105,098	1,381,735	20	654,956	62,006	61,454	654,404	727,331	649,754	379,052
Tools	193,361	1,450		194,811	10	130,040		3,675	133,715	61,096	63,321	67,503
Furniture and equipment	996,477	18,354		1,014,831	10	644,610		21,921	666,531	348,300	351,867	349,602
Corral and leading lanes	608,664			608,664	3	111,773		4,539	116,312	492,352	496,891	482,990
Roads	1,093,420	2,145		1,095,565	10	603,155		27,400	630,555	465,010	490,265	576,622
Facilities	7,414,628	6,080		7,420,708	10-20-33	3,567,870		194,335	3,762,205	3,658,503	3,846,758	2,968,951
Computer equipment	1,199,977	63,043		1,263,020	20	969,121		28,502	997,623	265,397	230,856	230,484
Silo plants	1,169,114			1,169,114	5	315,645		15,768	331,413	837,701	853,469	897,911
Constructions in progress	11,568,150	1,557,776		13,125,926	—	—			—	13,125,926	11,568,150	3,426,497
Advances to suppliers	144,683		35,541	109,142	—	—			—	109,142	144,683	914,942

Total at September 30, 2004	169,076,719	2,622,923	153,817	171,545,825		17,529,527	71,796	743,167	18,200,898	153,344,927

Total at June 30, 2004	159,535,365	14,880,715	5,339,361	169,076,719		17,652,983	3,116,505	2,993,049	17,529,527		151,547,192

Total at September 30, 2003	159,535,365	2,192,411	2,285,728	159,442,048		17,652,983	2,005,198	670,744	16,318,529			143,123,519

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Investments

Corresponding to the periods beginning as from July 1, 2004 and ended on September 30, 2004 comparative with the year ended on June 30, 2004 and with the period ended on September 30, 2003

(Notes 1 and 2)

Schedule C

Type and characteristics of the securities	Amount	Value at September 30, 2004 Pesos	Value at June 30, 2004 Pesos	Value at September 30, 2003 Pesos	Market Value Pesos	INFORMATION ON THE ISSUER
						Principal activity	Latest financial statements
							Capital Pesos	Income (loss) for the period Pesos	Shareholders’ Equity Pesos
Current Investments
Mutual Funds
ABN AMRO in Pesos	128,514	296,909	—	—	2.31032
Fondo Deutsche Bank in Euros		—	—	2,626,609
Fondo Gainvest	988,739	1,004,778	—	—	1,016,222
Fondo especial Banco Rio in pesos	685,282	154,232	—	—	0.22506
Fondo plazo fijo Banco Rio in dollars	1,778	4,163	4,081	3,962	2.341.395

		1,460,082	4,081	2,630,571

Notes and Convertible Bonds
Interest of Convertible Bonds 2007 - IRSA (US$)		4,170,585	1,388,504	4,460,118
Bonos Global 2010	110,000	100,288	97,096	89,799	0.911709
Bocon Pro 1	157,647	630	630	630	0.003996

		4,271,503	1,486,230	4,550,547

Shares
Renault Argentina S.A.				59,862

		—	—	59,862

Deposits in local banks in pesos		1,449,974	—	—

		1,449,974	—	—

Deposits in foreign banks in dollars		4,542,500	—	—

		4,542,500	—	—

Total current investments		11,724,059	1,490,311	7,240,980

Non-current Investments
Related companies Law 19,550. Article 33
AGRO-URANGA S.A					unlisted	Agricultural and livestock	2,500,00	254,414	15,268,550
Shares	893,069	5,320,914	5,230,031	5,314,477
Contribution on account of future subscriptions of shares		7,865	7,865	7,865
Higher value of property		11,179,150	11,179,150	11,179,150

		16,507,929	16,417,046	16,501,492

INVERSIONES GANADERAS S.A					unlisted	Raising and grazing cattle	5,326,589	312,601	11,438,842
Shares	5,326,588	10,709,232	10,396,631	10,200,092
Contribution on account of future subscriptions of shares		729,585	729,585	729,585

		11,438,817	11,126,216	10,929,677

CACTUS ARGENTINA S.A.					unlisted	Explotation and administration of agricultural and beef cattle products	1,300,000	(107,621)	6,450,609
Shares	650,000	1,089,686	1,143,497	806,793
Contribution on account of future subscriptions of shares		2,135,618	2,135,618	2,135,618

		3,225,304	3,279,115	2,942,411

FUTUROS Y OPCIONES COM S.A.
Shares	8,400	(2,669,598)	(2,574,138)	(2,362,808)	unlisted	Gives information about markets and services of economic and financial consulting through internet	12,000	(136,373)	81,707
Contribution on account of future subscriptions of shares		2,726,793	2,726,793	2,726,793

		57,195	152,655	363,985

IRSA Inversiones y Representaciones S.A.
Shares	73,072,612	281,597,920	244,002,522	185,051,069	listed	Real state	258,252,534	17,187,041	995,220,700

		281,597,920	244,002,522	185,051,069

	Subtotal	312,827,165	274,977,554	215,788,634

Other Investments
Convertible Bonds 2007 - IRSA	45,293,168	135,018,934	132,941,891	145,438,643
Coprolan		20,717	20,717	20,717	unlisted

	Subtotal	135,039,651	132,962,608	145,459,360

Goodwill
Goodwill		494,757	659,675	1,154,433
IRSA negative goodwill		(40,164,990)	(26,529,022)	(22,404,141)

	Subtotal	(39,670,233)	(25,869,346)	(21,249,708)

Total non-current investments		408,196,583	382,070,816	339,998,286

Cresud Sociedad Anóima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Allowances

Corresponding to the periods beginning as from July 1, 2004 and ended on September 30, 2004 comparative with the year ended on June 30, 2004 and with the period ended on September 30, 2003

(Notes 1 and 2)

Schedule E

Item	Opening balances Pesos	Deductions Pesos	Value at September 30, 2004 Pesos	Value at June 30, 2004 Pesos	Value at September 30, 2003 Pesos
Deducted from assets
Defaulting debtors	387,067	(38,532)	348,535	387,067	454,125

Total at September 30, 2004	387,067	(38,532)	348,535

Total at June 30, 2004	454,125	(67,058)		387,067

Total at September 30, 2003	454,125	—			454,125

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Cost of sales

Corresponding to the periods beginning as from July 1, 2004 and 2003 and ended on September 30, 2004 and 2003

(Notes 1 and 2)

Schedule F

	Crops		Beef cattle		Milk		Others		Total
	September 30, 2004 Pesos	September 30, 2003 Pesos	September 30, 2004 Pesos	September 30, 2003 Pesos	September 30, 2004 Pesos	September 30, 2003 Pesos	September 30, 2004 Pesos	September 30, 2003 Pesos	September 30, 2004 Pesos		September 30, 2003 Pesos
Inventories at the beginning of the year
Beef cattle	—	—	55,198,055	45,097,923	4,150,630	2,294,684	—	—	59,348,685		47,392,607
Crops	8,639,910	6,301,776	—	—	—	—	—	—	8,639,910		6,301,776
Unharvested craps	1,603,897	1,112,230	—	—	—	—	—	—	1,603,897		1,112,230
Seeds and fodder	—	—	134,870	106,386	103,508	58,969	—	—	238,378		165,355
Materials	3,842,219	1,222,255	—	—	44,982	33,362	154,393	169,094	4,041,594		1,424,711

	14,086,026	8,636,261	55,332,925	45,204,309	4,299,120	2,387,015	154,393	169,094		73,872,464		56,396,679
Holding results	—	—	5,548,244	741,767	259,170	47,500		—		5,807,414		789,267
Commodities market results	2,175,998	291,905		—		—		—		2,175,998		291,905
Transfer of Inventories to expenses	(149,403)	(164,529)		—		—		—		(149,403)		(164,529)
Transfer of Inventories to fixed assets	(209,490)	(13,303)		—		—	(25,203)	(1,255)		(234,693)		(14,558)
Transfer of Unharvested crops to expenses	(1,814,747)	(578,775)	(81,779)	(80,817)	(184,931)	(129,715)	(165,477)	(148,090)		(2,246,934)		(937,397)
Recovery of Inventories	—	—	68,556	846	(68,556)	(846)		—		—		—
Purchases	6,567,420	3,280,734	1,372,382	1,553,161	148,389	167,053	228,704	140,880		8,316,895		5,141,828
Operating expenses (Schedule H)	753,327	741,006	4,693,367	3,021,599	522,140	559,503	2,127	14,156		5,970,961		4,336,264
Less:
Inventories at the end of the year
Beef cattle	—	—	(56,123,338)	(46,234,801)	(4,478,540)	(2,297,579)		—	(60,601,878)		(48,532,380)
Crops	(1,370,714)	(2,144,068)	—	—	—	—		—	(1,370.714)		(2,144,068)
Unharvested crops	(5,430,829)	(3,018,307)	—	—	—	—		—	(5,430,829)		(3,018,307)
Seeds and fodder	—	—	(64,581)	(21,016)	(53,481)	(33,556)		—	(118,062)		(54,572)
Materials	(4,787,187)	(2,573,916)	—	—	(66,661)	(70,103)	(185,962)	(155,355)	(5,039,810)	(72,561,293)	(2,799,374)	(56,548,701)

Cost of Sales	9,820,401	4,457,008	10,745,776	4,185,048	376,650	629,272	8,582	19,430		20,951,409		9,290,758

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Foreign currency assets and liabilities

Corresponding to the periods beginning as from July 1, 2004 and ended on September 30, 2004 comparative with the year ended on June 30, 2004 and with the period ended on September 30, 2003

(Notes 1 and 2)

Schedule G

	September 30, 2004				June 30, 2004			September 30, 2003
Item	Type and amount of foreign currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
Current Asset
Cash and banks
Cash and banks	US$	3,563,237	2.94	10,479,479	US$	2,472,934	7,216,021	US$	2,805,379	7,897,143
Investments:
Mutual funds	US$	1,416	2.94	4,163	US$	1,399	4,081	US$	1,407	3,962
Mutual funds		€—		—		€—	—		€801,211	2,626,609
Interest of Convertible Bonds 2007 -IRSA	US$	1,399,056	2.98	4,170,585	US$	469,406	1,388,504	US$	1,530,058	4,460,118
Deposits in foreign banks in dollars	US$	1,544,543	2.94	4,542,500	US$	—	—	US$		—
Trade accounts receivable:
Accounts receivable	US$	339,192	2.94	997,564	US$	1 ,295	3,779	US$	127,691	359,450
Other receivables and prepaid expenses:	US$
Secured by mortgages		356,733	2.94	1,049,151	US$	354,351	1,033,997	US$		—
Guarantee deposits	US$	47,272	2.94	139,028	US$	750,171	2,188,998	US$	157,738	444,027
Others		19,721	2.94	58,000	US$	—	—	US$	—	—
Non-Current Asset	US$
Investments:
Convertible Bonds 2007 - IRSA	US$	45,293,168	2.98	135,018,934	US$	44,943,168	132,941,891	US$	49,893,188	145,438,643

US$	US$	52,564,337		156,459,404	US$	48,992,724	144,777,271	US$	54,515,461	158,603,343

€		€—		—		€—	—		€801,211	2,626,609

Total Asset				156,459,404			144,777,271			161,229,952

Current liabilities
Trade accounts payable:
Suppliers	US$	703,496	2.98	2,097,121	US$	375,360	1,110,314	US$	137,024	399,426
Accrual for other expenses	US$	870,929	2.98	2,595,756	US$	499,662	1,477,683	US$	323,082	941,783
Loans .
Interest of Convertible Bonds 2007	US$	1,328,315	2.98	3,959,708	US$	450,502	1,332,584	US$	1,525,537	4,446,939
Other debts:
Advances to customers	US$	2,341,708	2.98	7,004,451	US$	1,500,000	4,432,500	US$	—	—
Non-current liabilities
Loans:
Deposits in local banks	US$	4,027,111	2.98	12,004,818	US$	—	—	US$	—	—
Convertible Bonds 2007		43,003,014	2.98	128,191,985	US$	43,133,153	127,587,867	US$	49,745,753	145,008,870

Total Liabilities	US$	52,274,573		155,853,839	US$	45,958,677	135,940,948	US$	51,731,396	150,797,018

US$: US dollars

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Information submitted in compliance with Section 64, subsection B of Law N° 19,550

Corresponding to the periods beginning as from July 1, 2004 and 2003 and ended on September 30, 2004 and 2003

(Notes 1 and 2)

Schedule H

Items	Total September 30, 2004 Pesos	Operating Expenses					Expenses		Total September 30, 2003 Pesos
		Total Pesos	Crops Pesos	Beef cattle Pesos	Milk Pesos	Others Pesos	Selling Pesos	Administrative Pesos
Directors’ fees	1,889	—	—	—	—	—	—	1,889	—
Fees and payments for services	167,857	34,885	2,851	29,890	2,144	—	—	132,972	349,286
Salaries and wages	1,237,563	517,313	91,957	356,918	68,438	—	—	720,250	1,024,354
Social security contributions	230,668	90,486	32,213	52,746	5,527	—	—	140,182	188,325
Taxes, rates and contributions	209,900	64,395	15,387	45,789	3,219	—	—	145,505	92,504
Gross sales taxes	158,276	—	—	—	—	—	158,276	—	156,369
Office and administrative expenses	78,722	—	—	—	—	—	—	78,722	31,015
Bank commissions and expenses	3,183	3,183	1,148	2,004	31	—	—	—	3,107
Depreciation of fixed assets	743,167	674,057	372,131	252,246	49,680	—	—	69,110	670,744
Vehicle and travelling expenses	90,429	66,133	24,211	38,611	3,311	—	—	24,296	94,570
Spare parts and repairs	297,282	297,282	122,920	156,870	17,492	—	—	—	232,071
Insurance	85,206	14,553	7,336	6,805	412	—	—	70,653	81,301
Employees’ maintenance	62,375	57,163	6,655	49,450	1,058	—	—	5,212	34,650
Livestock expenses	3,981,258	3,655,761	—	3,655,761	—	—	325,497	—	2,208,930
Dairy farm expenses	369,540	369,540	—	—	369,540	—	—	—	388,681
Agricultural expenses	1,088,218	31,429	31,429	—	—	—	1,056,789	—	532,282
Silo expenses	32,823	32,823	32,823	—	—	—	—	—	43,269
General expenses	61,958	61,958	12,266	46,277	1,288	2,127	—	—	239,554

Total at September 30, 2004	8,900,314	5,970,961	753,327	4,693,367	522,140	2,127	1,540,562	1,388,791	—

Total at September 30, 2003		4,336,264	741,006	3,021,599	559,503	14,156	927,515	1,107,233	6,371,012

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Unaudited Financial Statements

for the period ended September 30, 2004

1.	LEGAL FRAMEWORK

There are no specific significant legal regimes that would imply contingent suspension or application of the benefits included in these regulations.

2.	RELEVANT MODIFICATONS IN THE COMPANY´S ACTIVITIES

They are detailed in the Unaudited Business Highlight, which is attached to the present financial statements.

3.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR MATURITY

a.	Other Receivables without a due date at September 30, 2004.

	Other Receivables Pesos	Intercompany Article 33 Law 19,550
		FYO	IRSA	CACTUS
		Other Receivables Pesos	Other Receivables Pesos	Other Receivables Pesos
Current	16,704,867	128,305	6,259	1,040,575

b.	Accounts Receivable and other receivables to fall due at September 30, 2004

	Trade Accounts Receivable Pesos	Intercompany Article 33 Law 19,550		Other Receivables Pesos	Intercompany Article 33 Law 19,550
		IGSA	CACTUS		CACTUS
		Trade Accounts Receivable Pesos	Trade Accounts Receivable Pesos		Other Receivables Pesos
12.31.04	1,720,601	82,691	26,787	1,298,846	—
03.31.05	—	—	—	1,049,151	—
06.30.05	—	—	—	—	310,306
06.30.06	—	—	—	770,738	—

4.	CLASSIFICATION OF OUTSTANDING DEBTS ACCORDING TO THEIR MATURITY

a.	There are no past due debts at September 30, 2004.

b.	Debts without a due date at September 30, 2004 amount to Ps. 26,637,547 correspond to Deferred Tax.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Unaudited Financial Statements

(Continued)

4.	CLASSIFICATION OF OUTSTANDING DEBTS ACCORDING TO THEIR MATURITY (Continued)

c.	Debts to fall due at September 30, 2004

	Accounts Payable Pesos	Intercompany Article 33 Law 19,550			Loans Pesos	Salaries and Social Security Charges Pesos	Tax Payable Pesos	Other Debts Pesos	Intercompany Article 33 Law 19,550
		CACTUS	FYO	IRSA					IGSA
		Accounts Payable							Other Debts Pesos
		Pesos	Pesos	Pesos
12.31.04	11,266,530	718,601	42,139	24,257	3,959,708	764,367	1,473,356	1,339,663	2,133,602
03.31.05	—	—	—	—	22,100,096	—	—	2,557,042	—
06.30.05	—	—	—	—	—	—	—	4,447,409	—
09.30.06	—	—	—	—	10,095,278	—	—	—	—
12.31.07	—	—	—	—	126,621,789	—	—	—	—

5.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Trade Accounts Receivable Pesos	Intercompany Article 33 Law 19,550		Other Receivables Pesos	Intercompany Article 33 Law 19,550
		IGSA	CACTUS		CACTUS	FYO	IRSA
		Trade Accounts Receivable Pesos	Trade Accounts Receivable Pesos		Other Receivables Pesos	Other Receivables Pesos	Other Receivables Pesos
In pesos	723,037	82,691	26,787	18,577,423	1,350,881	128,305	6,259
In US Dollars	997,564	—	—	1,246,179	—	—	—

b.	All accounts receivable and other receivables are not subject to adjustment provisions.

c.

	Trade Accounts Receivable Pesos	Intercompany Article 33 Law 19,550		Other Receivables Pesos	Intercompany Article 33 Law 19,550
		IGSA	CACTUS		CACTUS	FYO	IRSA
		Trade Accounts Receivables Pesos	Trade Accounts Receivables Pesos		Other Receivables Pesos	Other Receivables Pesos	Other Receivables Pesos
Outstanding balances accruing interests	—	—	—	1,352,995	204,170	—	—
Outstanding Balances not accruing interests	1,720,601	82,691	26,787	18,470,607	1,146,711	128,305	6,259

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Unaudited Financial Statements

(Continued)

6.	CLASSIFICATION OF DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Accounts Payable Pesos	Intercompany Article 33 Law 19,550			Loans Pesos	Salaries and Social Security Charges Pesos	Taxes Payable Pesos	Other Debts Pesos	Intercompany Article 33 Law 19,550
		CACTUS	FYO	IRSA					IGSA
		Accounts Payable							Other Debts Pesos
		Pesos	Pesos	Pesos
In pesos	6,573,653	718,601	42,139	24,257	18,620,360	764,367	28,110,903	1,339,663	2,133,602
In US Dollars	4,692,877	—	—	—	144,156,511	—	—	7,004,451	—

b.	All debts outstanding are not subject to adjustment provisions.

c.

	Accounts Payable Pesos	Intercompany Article 33 Law 19,550			Loans Pesos	Salaries and Social Security Charges Pesos	Taxes Payable Pesos	Other Debts Pesos	Intercompany Article 33 Law 19,550
		CACTUS	FYO	IRSA					IGSA
		Accounts Payable							Other Debts Pesos
		Pesos	Pesos	Pesos
Outstanding debts accruing Interests	—	—	—	—	158,817,163	—	—	—	2,133,602
Outstanding debts not accruing interests	11,266,530	718,601	42,139	24,257	3,959,708	764,367	28,110,903	8,344,114	—

7.	INTEREST IN OTHER COMPANIES (Article 33 LAW 19,550)

Interests in other companies’ capital and the number of votes held in those companies governed by Article 33 of Law 19,550 are explained in Note 2 to the unaudited consolidated financial statements and intercompany balances as of September 30, 2004 are described in points 4 and 5 above.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Unaudited Financial Statements

(Continued)

8.	RECEIVABLES FROM OR LOANS TO DIRECTORS AND SUPERVISORY COMMITTEE MEMBERS

At September 30, 2004 there were advance payments to directors for Ps. 7,674, and there were no receivables due from or loans to syndics and relatives up to and including second degree, of directors and syndics.

9.	PHYSICAL INVENTORIES

The company conducts physical inventories once a year in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

10.	VALUATION OF INVENTORIES

We further inform the sources for the information used to calculate the current value:

a. Cattle for fattening, valued at the market value net of estimated sale expenses: quotation in the Liniers Livestock Market (“Mercado de Hacienda de Liniers”).

b. Cattle for raising and daily production valued at its replacement cost: according to specific appraisals made by renowned experts.

c. Crops: official quotation of the Cámara Arbitral de Cereales for the port closest to the warehouse, published by media of wide circulation (“La Nación Newspaper”) net of estimated sale expenses.

d. The remaining inventory stated at its replacement cost: seeds, forage and materials: replacement cost published by a well-known magazine (“Revista Agromercado”).

11.	TECHNICAL REVALUATION OF FIXED ASSETS

There are no fixed assets subject to technical revaluation.

12.	OBSOLETE FIXED ASSETS

There are no obsolete fixed assets with accounting value.

13.	MINORITY INTEREST

There are no minority interests in other companies in excess of the provisions of Article 31 of Law 19,550.

14.	RECOVERABLE VALUES

The recoverable value of the inventory under consideration is the net realizable value (selling price at the end of the year less estimated selling expenses). The recoverable value of fixed assets under consideration is the economic use value determined by the possibility of absorbing the amortizations with the income of the Company.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Unaudited Financial Statements

(Continued)

15.	INSURANCES

The types of insurance used by the company are the following:

Insured property	Risk covered	Amount insured Pesos	Account Value Pesos
Buildings, machinery, silos and furniture	Theft. fire and technical insurance	2,793,950	7,375,744
Vehicles	Theft, fire and civil and third parties liability	1,420,707	727,331

16.	PROVISIONS

There are no provisions in excess of 2% of the shareholders´ equity.

17.	CONTINGENCIES

At September 30, 2004 there are no contingent situations that have not been accounted for.

18.	IRREVOCABLE CONTRIBUTIONS TO CAPITAL ON ACCOUNT OF FUTURE SUBSCRIPTIONS

None.

19.	DIVIDENDS ON PREFERED STOCK

There are no cumulative dividends not paid on preferred stock.

20.	LIMITATIONS OF PROFIT DISTRIBUTIONS

See Note 10 to the Unaudited Financial statements.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS

Comparative Shareholders’ Equity Structure

	At September 30, 2004 Pesos	At September 30, 2003 Pesos	At September 30, 2002 Pesos	At September 30, 2001 Pesos	At September 30, 2000 Pesos
Current Assets	82,958,434	55,637,018	104,289,321	158,509,562	140,328,689
Non Current Assets	597,938,676	515,628,858	287,279,579	240,471,725	267,883,827

Total Assets	680,897,110	571,265,876	391,568,900	398,981,287	408,212,518

Current Liabilities	59,277,817	14,517,357	35,194,339	58,134,146	15,614,050
Non Current Liabilities	154,529,529	166,087,662	24,247,274	557,064	552,542

Total Liabilities	213,807,346	180,605,019	59,441,613	58,691,210	16,166,592

Minority Interest	24,536	156,019	376,238	440,641	196,425

Shareholders’ Equity	467,065,228	390,504,838	331,751,049	339,849,436	391,849,499

	680,897,110	571,265,876	391,568,900	398,981,287	408,212,516

Comparative Income Structure

	At September 30, 2004 Pesos	At September 30, 2003 Pesos	At September 30, 2002 Pesos	At September 30, 2001 Pesos	At September 30, 2000 Pesos
Operating income (loss)	1,092,440	1,430,164	10,797,524	(2,696,442)	4,780,555
Financial and holding results	(1,249,829)	159,746	(5,244,793)	(51,013,589)	593,775
Other income and expenses and results from related companies	2,952,665	(2,804,119)	11,953,658	(669,048)	(570,239)
Management fees	(115,031)	—	(1,567,839)	—	(367,758)

Operating net income (loss)	2,680,245	(1,214,209)	15,938,550	(54,379,079)	4,436,333
Income tax	(1,685,885)	(807,243)	(6,908,472)	—	(1,245,862)
Minority interest	40,915	50,693	54,515	93,074	119,349

Net income (loss)	1,035,275	(1,970,759)	9,084,593	(54,286,005)	3,309,820

Production volume

	1Q September 30, 2004	Accumulated July 1, 2004 to September 30, 2004	1Q September 30, 2003	Accumulated July 1, 2003 to September 30, 2003	1Q September 30, 2002	Accumulated July 1, 2002 to September 30, 2002	1Q September 30, 2001	Accumulated July 1, 2001 to September 30, 2001	1Q September 30, 2000	Accumulated July 1, 2000 to September 30, 2000
Beef Cattle (in kgs.)	1,726,903	1,726,903	2,068,621	2,068,821	1,976,651	1,976,651	3,288,858	3,288,858	3,085,353	3,085,353

Butyraceous (in Kgs )	53,078	53,078	63,997	63,997	57,374	57,374	82,219	82,219	67,042	67,042

Crops (in quintals)*	18,433	18,433	24,338	24,338	53,312	53,312	23,382	23,382	101,954	101,954

*	One quintals equals one hundred kilograms

Saúl Zang

First Vice-Chairman

serving as Acting Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

UNAUDITED BUSINESS HIGHLIGHTS (Continued)

Sales volume

	1Q September 30, 2004	Accumulated July 1, 2004 to September 30, 2004	1Q September 30, 2003	Accumulated July 1, 2003 to September 30, 2003	1Q September 30, 2002	Accumulated July 1, 2002 to September 30, 2002	1Q September 30, 2001	Accumulated July 1, 2001 to September 30, 2001	1Q September 30, 2000	Accumulated July 1, 2000 to September 30, 2000
Beef Cattle (in Kgs.)	4,915,538	4,915,538	3,047,723	3,047,723	2,146,664	2,146,664	5,083,310	5,083,310	3,975,059	3,975,059

Butyraceous (in Kgs.)	53,078	53,078	63,997	63,997	57,374	57,374	82,219	82,219	67,042	67,042

Crops (in quintals)*	193,501	193,501	122,024	122,024	372,682	372,682	425,980	425,380	502,158	502,158

*	One quintals equals one hundred kilograms

Local Market

	1Q September 30, 2004	Accumulated July 1, 2004 to September 30, 2004	1Q September 30, 2003	Accumulated July 1, 2003 to September 30, 2003	1Q September 30, 2002	Accumulated July 1, 2002 to September 30, 2002	1Q September 30, 2001	Accumulated July 1, 2001 to September 30, 2001	1Q September 30, 2000	Accumulated July 1 , 2000 to September 30, 2000
Beef Cattle (in Kgs.)	4,915,538	4,915,538	3,047,723	3,047,723	2,146,664	2,146,664	5,083,310	5,083,310	3,975,059	3,975,059

Butyraceous (in Kgs.)	53,078	53,078	63,997	63,997	57,374	57,374	82,219	82,219	67,042	67,042

Crops (in quintals)*	193,501	193,501	122,024	122,024	372,682	372,682	425,980	425,980	502,158	502,158

*	One quintals equals one hundred kilograms

Exports

	1Q September 30, 2004	Accumulated July 1 , 2004 to September 30, 2004	1Q September 30, 2003	Accumulated July 1, 2003 to September 30, 2003	1Q September 30, 2002	Accumulated July 1 , 2002 to September 30, 2002	1Q September 30, 2001	Accumulated July 1, 2001 to September 30, 2001	1Q September 30, 2000	Accumulated July 1, 2000 to September 30, 2000
Beef Cattle (in Kgs.)	—	—	—	—	—	—	—	—	—	—

Butyraceous (in Kgs.)	—	—	—	—	—	—	—	—	—	—

Crops (in quintals) *	—	—	—	—	—	—	—	—	—	—

*	One quintals equals one hundred kilograms

Ratios

	At September 30, 2004 Pesos	At September 30, 2003 Pesos	At September 30, 2002 Pesos	At September 30, 2001 Pesos	At September 30, 2000 Pesos
Liquidity	1.399	3.832	2.963	2.727	8.987
Solvency	2.185	2.162	5.581	5.790	24.238
Fixed of capital	0.878	0.903	0.734	0.603	0.656
Return on Equity	0.006	(0.003)	0.049	(0.138)	0.011

Saúl Zang

First Vice-Chairman

Serving as Acting Chairman

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Business Highlight

Buenos Aires, November 10, 2004 - Cresud S.A.C.I.F.y A. Nasdaq: CRESY - BASE: CRES), one of the leading agricultural companies in Argentina, announces today the results corresponding to the first quarter Fiscal Year 2005 ended September 30, 2004.

Results for the first quarter of Fiscal Year 2005 showed a net profit of Ps. 1.0 million as compared to a Ps. 2.0 million loss registered during the same period of the previous Fiscal Year.

The increase in the net result is a consequence of the higher results registered in our cattle stock holdings (generated by a stronger market value) and the performance of our share in IRSA Inversiones y Representaciones S. A. (NYSE: IRS) (BCBA: IRSA).

The operating result showed for the three month period ended on September 30, 2004 a Ps. 1.1 million profit, compared to a Ps. 1.4 million profit registered during the same period of the previous Fiscal Year.

Consolidated net sales for the period amounted Ps. 19.6 million, 60% higher than those registered during the same period of the previous Fiscal Year, mainly due to the higher volume of crops and cattle sold during the quarter.

Gross loss during the first three months of Fiscal Year 2005 amounted to Ps. 2.1 million as compared to Ps. 2.1 million gross profit registered during the same period of the previous Fiscal Year. The main cause of this reduction was the higher cost of the products sold (mainly crops and cattle) due to the higher market value of cattle. However this appreciation also generated positive holding results.

Furthermore, the rise in costs was generated by an increase in the amounts of cattle heads produced in our Cactus feed lot, where fattening costs are higher than the pasture based feeding system. However, the use of the feed lot allows the Company a higher rotation of the production, which is reflected in the rising amount of cattle sales.

Results from related companies generated a Ps. 4.6 million profit, mainly due to our 28% share ownership in IRSA Inversiones y Representaciones S.A.

Summary of operations

Crops

During the quarter, the harvest corresponding to the 2003/2004 campaign was completed reaching a total production of 74,021 tons, of which 41 % corresponded to corn, 28% to soybean, 23% to wheat, 4% to sunflower and the rest to other crops.

Crop sales for the quarter amounted to Ps. 7.9 million as compared to Ps. 4.9 million registered during the previous year.

Saúl Zang

First Vice-Chairman

Serving as Acting Chairman

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Business Highlight (Continued)

The volume of crops sold reached 19,350 tons at an average price of Ps. 410 per ton as compared to 12,230 tons sold at an average price of Ps. 401 per ton during the same quarter of the previous Fiscal Year.

Our crop stock at the closing of the quarter amounted to 16,267 tons of which 2,236 tons correspond to soybean and 13,226 to corn.

Gross loss corresponding to this segment for the quarter ended on September 30, 2004 resulted in a Ps. 1.9 million as compared to a Ps. 0.4 million gross profit registered during the same period of the previous Fiscal Year.

Forecasts for the price of crops are conservative due to substantial increases from the United States Department of Agriculture (USDA) estimations regarding the US production for the current campaign. However, the advance of Latin American harvests is yet unknown, since unfavorable climatic conditions would not satis Fiscal Year the growing global demand (mainly China) therefore affecting the final price.

USDA estimations on US production

	2003/2004	2004/2005	Increase
	(million of tons)%
Wheat	56	58.9	5.2%
Corn	277	295	6.5%
Soybean	65.5	84.5	29.0%

For the current campaign we have destined 35,370 hectares to agriculture, of which 15,664 hectares were leased from third parties. Compared to the previous year the total area destined to agriculture rose significantly 13,664 hectares, mainly due to the commencement of operations in El Tigre farm which increases own land under production and due to the greater surface leased from third parties.

Most of the land leases were agreed at a fixed price prior to harvest and only a small percentage was leased under crop sharing agreements.

The reason for the increase in the amount of land leased from third parties for Company’s production, is that after the drop in the price of crops, many farm owners decreased their economic pretensions, therefore allowing higher potential yields.

Saúl Zang

First Vice-Chairman

Serving as Acting Chairman

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Business Highlight (Continued)

During the previous campaign, and in the face of the rise in the prices of productive land, the strategy adopted by the Company was not to follow market trends and only to lease land at prices which would allow the Company to obtain appropriate margins without speculating with the price commodities could reach in the future.

Beef Cattle

As of September 30, 2004, the Company’s cattle stock amounted to 94,348 heads (13% higher than at September 30, 2003) with 126,794 hectares destined to this activity.

Livestock sales increased significantly 84% from Ps. 5.5 million as of September 30, 2003 to Ps. 10.2 million as of September 30, 2004. During the quarter a total of 4,916 tons were sold, while during the first three months of Fiscal Year 2004 tons sold amounted to 3,048. The sustained increase which beef cattle prices have been experiencing was also determinant for increasing Company’s revenues within this business unit.

Gross loss for the cattle beef segment amounted to Ps. 1.1 million, as compared to Ps. 0.9 million profit registered during the first quarter of the previous Fiscal Year. This decrease in the profit was a consequence of the increase in the costs of the merchandise sold, due to the appreciation of cattle beef, which was higher to the increase in the value of the cattle sold.

Beef cattle production amounted 1,727 tons, representing a 17% decrease compared to the previous Fiscal Year, mainly due to a longer accumulated period with draughts in areas where most of our cattle stock production is located (north of Santa Fe and Chaco), generating higher feeding cots of the cattle.

Sources: Mercado de Liniers (Argentina)–Instituto Nacional de Carnes (Uruguay)

Saúl Zang

First Vice-Chairman

Serving as Acting Chairman

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Business Highlight (Continued)

Livestock prices had a favorable evolution during the course of the first quarter of Fiscal Year 2005. After the advance of the agriculture business over the cattle beef business, livestock offers experienced sever cuts, therefore helping to push up rising prices of livestock.

Additionally, there are promising perspectives for this market, mostly referring to reductions in commercial barriers worldwide, which would make for a better use of the cattle cuts and a higher final price for the cattle producer. September 2004, marked the anniversary of the appearance of the last foot and mouth disease focus within the country, shortly enabling the restoration of country free of foot and mouth disease status with vaccination on behalf of the Animal Health Organization (OIE), which will grant a plus when seeking new markets, such as the US and Canada, were initial correspondence has taken place.

Likewise, the price of livestock in Argentina could result in similar prices to those found in Uruguay (which is actually 36% above local prices) whose evolution after the opening of international markets had a positive outcome. In that sense, and in order to sustain its offer, Uruguay started importing livestock from Argentina, therefore arbitrating cattle markets.

Milk

Milk production decreased 18% during the quarter from 1.8 million liters as of September 30, 2003 to 1.5 million liters as of September 30, 2004.

However, gross profit as of September 30, 2004, increased to Ps. 0.3 million, 15% higher than the profit obtained during the same quarter of the previous Fiscal Year, mainly due to a reduction in the production costs deriving from a change to pasture based feeding systems for milking cows. Additionally, market prices for milking cows, experienced appreciations, generating positive stock holding results for the Company.

Currently the Company’s only dairy farm is located at La Juanita, where the feeding system is based solely on pastures. This feeding system, of lower cost, allows an enhancement of milk margins as compared to systems based on grains.

The milk business in Argentina went through severe oscillations during the course of time, from the euphoria of 1997 and 1998 to the 2001 crisis. Actually, with firm prices, this segment is once again attractive.

Coinciding with the foregoing, the Company is currently building a state of the art dairy farm facility. In this sense, it would increase the actual productive capacity in approximately 36,000 liters daily. We are forecasting for this business yields above those of the agriculture segment. The estimated investment in this project amounts US$ 1.0 million.

Saúl Zang

First Vice-Chairman

Serving as Acting Chairman

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Business Highlight (Continued)

Clearing and development of marginal land

We believe that the business’s potential, as has happened in various countries worldwide, relies on the development of marginal land; using state of the art technology, yields comparable to those of the nucleus area can be obtained.

For the current campaign, to the 12,700 productive hectares destined to cattle in our Los Pozos farm, located in Salta, we have added 4,000 additional hectares, while 1,300 hectares are destined to agriculture.

Besides, clearing works on 6,000 additional hectares for cattle are being performed. Currently, Los Pozos’ farm shows the highest returns in the cattle business for the Company’s and is above the industry’s average.

Additionally, the 1,185 hectares already developed in our AgroRiego San Luis farm, located in the province of San Luis, for crop irrigation, will enter into production the current campaign.

Cresud’s land reserves amount to 263,000 hectares which were acquired at very low prices. We believe that with the development of these areas, together with proper technology, the value of land will rise generating interesting returns for the Company.

Sale of farms

At the end of Fiscal Year 2004 and commencement of Fiscal Year 2005 bills of sale for the farms Ñacurutu and San Enrique were signed which will result in profits for the Company amounting US$ 2.7 million and US$ 4,3 million respectively, thus positively impacting on future financial statements corresponding to the current Fiscal Year. The produce of such operations will suppose a yield close to 100 % in the first case and margin record of approximately 750 % in the second case. These transactions, besides confirming the excellent Company’s background regarding such operations, are clear examples of the hidden value of corporate assets.

Feed Lot

During the quarter, our 170-hectare Feed Lot, located in the province of San Luis, where the Company’s equity interest through Cactus Argentina S.A. is 50%, continued with high occupation levels.

Due to the consistent occupation level the Feed Lot has been registering quarter after quarter we plan the development of a second enterprise of similar characteristics.

Saúl Zang

First Vice-Chairman

Serving as Acting Chairman

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Business Highlight (Continued)

The uniformity obtained in the final product of the feed lot cattle has granted buyers a high quality product, making its commercialization easy and obtaining higher prices at the moment of selling.

During the quarter ended September 30, 2004, Cactus Argentina S.A.’s net income amounted to Ps. 3,4 million, 25% lower than that registered during the same quarter of the previous Fiscal Year.

Internet

Fiscal Yearo.com, internet site where the Company’s equity interest amounts 70%, maintains its position as leading agriculture site and has started to expand the scope of commercial services for the farming community through the direct sale of inputs and crop brokerage.

Actually, Futuros y Opciones.com S.A. has a database of 40,000 users and more than 5,000 farmers entitled to perform deals. Our strategy is focused in commercial services for farmers, using Cresud’s expertise and operative capacity in the business, being Fiscal YearO the link with the client.

During the quarter ended on September 30, 2004, Futuros y Opciones.com S.A.’s revenues amounted to Ps. 0.3 million, 59% higher than that registered during the same quarter of the previous Fiscal Year. The net result for the quarter showed a Ps. 0.1 million loss, lower than the Ps. 0.2 million loss registered during Fiscal Year 2004.

Saúl Zang

First Vice-Chairman

Serving as Acting Chairman

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Business Highlight (Continued)

Principal indicators for the three-month period ended September 30, 2004 and 2003:

	3 months as of September 30, 2004	3 months as of September 30, 2003%
Sales Volume
Wheat (tons)	268	182	47%
Corn (tons)	10,060	4,588	119%
Sunflowers (tons)	—	—	—
Soybean (tons)	9,000	7,432	21%
Others (tons)	23	28	-18%

Total crops (tons)	19,350	12,230	58%

Beef Cattle (tons)	4,916	3,048	61%
Milk (Thousand of liters)	1,484	1,804	-18%

Production
Wheat (tons)	—	—	—
Corn (tons)	1,765	2,415	-27%
Sunflowers (tons)	—	—
Soybean (tons)	79	19	317%
Beef Cattle (tons)	1,727	2,069	-17%
Milk (Thousand of liters)	1,484	1,804	-18%

Exploited surface (hectares)
Crops Owned Farms	19,706	13,217	49%
Leased Farms	15,664	8,489	85%
Beef Cattle Owned Farms	126,794	126,100	1%
Leased Farms	—	—	—
Dairy Owned Farms	1,505	820	84%

Land Reserve (hectares)	263,806	266,916	-1%

Surface under irrigation	3,750	3,093	21%

Storage Capacity (tons)	18,360	18,360	0%

Total head of cattle	94,348	83,767	13%
Dairy Farm Stock (heads)	3,554	2,678	33%
Milking cows (heads)	1,282	1,297	-1%

Saúl Zang

First Vice-Chairman

Serving as Acting Chairman

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Business Highlight (Continued)

Results from IRSA Inversiones y Representaciones S.A.

The result derived from our equity interest in IRSA Inversiones y Representaciones S. A. (NYSE: IRS – BCBA: IRSA) showed a Ps. 4.4 million profit for the quarter compared to a Ps. 3.5 million loss as of September 30, 2003.

IRSA’s result was strongly influenced by an increase in the operative result which grew 83%, from Ps. 10.5 million for the first three months of Fiscal Year 2004 to Ps. 19.1 million for the same period of the current Fiscal Year, mainly due to the better performance of revenues, which grew 26% amounting Ps. 70.9 million compared to the previous Ps. 56.3 million. The following is the share of the different segments in revenues from net consolidated sales: sales and development Ps. 1.4 million, offices and other property for lease Ps. 4.3 million, shopping centers Ps. 45.3 million and hotels Ps. 19.8 million.

IRSA is Argentina’s leading real estate company with a totally diversified portfolio of properties. IRSA participates in the following business segments:

Office rental with more than 85,000 m2 for lease.

Operation of Shopping Centers through its 57% equity interest in Alto Palermo S.A. (APSA) (Nasdaq: APSA, BCBA: APSA). APSA is one of the leading operators of shopping centers in Argentina and owns or has majority interest in 7 shopping centers with 143,693 m2 of gross leasable area, besides the Mendoza Plaza Shopping where the company increased its equity interest (still to be approved by Antitrust Authorities) and of the Alto Rosario, opened on November 9, 2004.

Sale of residential properties.

Holding and operation of luxury hotels through its equity interest in 3 five star hotels.

Besides, IRSA owns land reserves for current and future developments valued at Ps. 354.6 million.

IRSA’s total Consolidated Assets amount to Ps. 2,216.8 million and its Shareholders’ Equity amounts Ps. 995.2 million.

On September 30, 2004, Cresud exercised 5.0 million of its IRSA Warrants for 9,174,311 ordinary shares (equivalent to 917,431 ADRs) of such company at a total cost of US$ 6.0 million, increasing its equity interest from 25.7% to 28.3%.

As of that date, holders of Warrants issued by Cresud, had exercised 6.7 million units (of the 50.0 million issued originally) generating an income amounting US$ 8.1 million for the Company.

Saúl Zang

First Vice-Chairman

Serving as Acting Chairman

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Business Highlight (Continued)

At the light of such circumstances, Cresud decided to accompany exercising 5.0 million of IRSA Warrants held, amounting a total US$ 6.0 million, matching the situation described above. Concurrently, the Company maintains its long term strategy consolidating its share in IRSA, which presents excellent growth perspectives towards the future.

As of September 30, 2004, our equity interest in IRSA amounted to 28.3% of the shares outstanding. Additionally, we own US$ 45.3 million Convertible Notes issued by IRSA which have a Warrant attached to purchase additional shares of the Company. If both the Convertible Notes and Warrants are exercised like the rest of the other bearers, Cresud would own 41% of IRSA Equity. Currently, our equity interest in IRSA is valued through the proportional equity value method.

Other relevant highlights

Reduction of debt due to the conversion of notes and exercise of Warrants

At present, our debt under Convertible Notes, which originally was US$ 50,000,000, was reduced by US$ 6,996,986 as a consequence of the exercise of conversion rights.

Moreover, as of today, 6,714,134 Warrants have been exercised, resulting in an inflow of US$ 8.1 million in the Company.

In this way, considering all conversions and exercise of warrants, the number of outstanding Convertible Notes as of today has reached US$ 43,003,014 while the number of outstanding Warrants amounts to 43,285,866. 27,000,985 shares were issued, increasing the Company’s total number of outstanding shares to 151,050,377.

It should be noted that since the Company holds Convertible Bonds issued by IRSA for a total 45.3 million, which bear interest at the same rate as those issued by us, funds to be collected from our holding in IRSA exceeds from those required to cover payment of our Convertible Notes.

The following graphics show past, actual and potential situation in the future of the Convertible Notes issued by Cresud on November 14, 2002, under New York Law, at an interest rate of 8% (paid semiannually), due to November 14, 2007, which are convertible at a price of US$ 0.5078 per share of face value Ps. 1.00 (1.9693 shares of face value Ps. 1.00 per Note). Additionally, each Convertible Note holds a warrant which allows the holder to obtain for each Convertible Note 1.9693 shares, of face value Ps. 1.00, at a price of US$ 0.6093 for each.

Saúl Zang

First Vice-Chairman

Serving as Acting Chairman

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Business Highlight (Continued)

Notes:

•	1 ADR represents 10 common shares

•	“Assuming Conversion (Fully Diluted)” refers to the situation where all the holders of the Convertible Notes convert those securities into shares and where all the Warrants are exercised.

Financial structure

During the current quarter, the Company has developed an external financing strategy of its working capital for the productive campaign, at convenient rates and terms through export pre financing, which allows us to develop new business units optimizing risks.

Hence, at September 30, 2004 current loans with local financial entities amounted Ps. 32.2 million, enabling the development of new productive projects and generating a more efficient capital structure for the Company.

Saúl Zang

First Vice-Chairman

Serving as Acting Chairman

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Business Highlight (Continued)

Distribution of Dividends

On October 22, 2004, the Ordinary and Extraordinary Shareholder’s Meeting approved the distribution of cash dividends for a total amount of Ps. 3.0 million or Ps. 0.01983007 per common share of nominal value Ps.1.00 each (Ps. 0.1983007 per ADR). Cash dividends will be effective as of November 17, 2004.

Roadshow and NASDAQ opening

On November 15, our Senior Management will participate in a roadshow over the US for ten days in order to discuss the current performance and future developments of the Company with investors and analysts. Furthermore, on November 22, Eduardo Elsztain, Chairman of the Board, will participate in the NASDAQ opening, exchange in which the Company’s ADRs are traded.

To participate of the venue at NASDAQ, please contact Afealliah Asramon at (212) 815-3955 or via e-mail to aasramon@bankofny.com .

Perspectives for the coming quarter

Perspectives for the upcoming quarter are highly promising with firm livestock prices, hence we are expecting an increase in our profits from this business unit. Additionally, perspectives on the advance of the wheat harvest and corn and soybean sowing are also promising.

Likewise, we will continue our dairy farm facility enterprise and maintain evaluating various investments projects which could occur during the current Fiscal Year.

Saúl Zang

First Vice-Chairman

Serving as Acting Chairman

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Business Highlight (Continued)

Principal Consolidated Indicators

For the three-month periods ended on September 30, 2004 and 2003

(In Argentine Pesos)

(Exchange Rates: September 30, 2004: US$ 1.00 = Ps. 2.981 / September 30, 2003: US$ 1.00 = Ps. 2.915)

Income Statement	3 months as of September 30, 2004	3 months as of September 30, 2003	Change %
Sales
Crops	7,940,482	4,904,697	61.9%
Beef Cattle	10,176,457	5,528,436	84.1%
Milk	668,358	884,035	-24.4%
Others	779,713	887,525	-12.1%

Net Sales	19,565,010	12,204,693	60.3%

Cost of goods sold
Crops	(9,820,401)	(4,457,008)	120.3%
Beef cattle	(11,278,972)	(4,607,661)	144.8%
Milk	(376,650)	(629,272)	-40.1%
Others	(190,827)	(371,815)	-48.7%

Total Cost	(21,666,850)	(10,065,756)	115.3%

Crops	(1,879,919)	447,689	-519.9%
Beef cattle	(1,102,515)	920,775	-219.7%
Milk	291,708	254,763	14.5%
Others	588,886	515,710	14.2%

Gross (Loss) Income	(2,101,840)	2,138,937	-198.3%

Selling expenses	(1,600,127)	(994,700)	60.9%
Administrative expenses	(1,531,887)	(1,142,571)	34.1%
Result from sale of fixed assets	—	583,406	-100.0%
Beef cattle holding results	6,326,294	845,092	648.6%

Operating Income	1,092,440	1,430,164	-23.6%

Financial and Holding results
Generated by assets	2,637,636	9,342,376	-71.8%
Generated by liabilities	(3,887,465)	(9,182,630)	-57.7%
Result from sale of other fixed assets	26,661	126,236	-78.9%
Other income and expenses	(1,719,023)	(97,013)	1671.9%
Results from related companies	4,645,027	(2,833,342)	-263.9%
Management fees	(115,031)	—

Income before Income Tax	2,680,245	(1,214,209)	-320.7%

Income tax	(1,685,885)	(807,243)	108.8%
Minority interest	40,915	50,693	-19.3%

Net Income (Loss) of the period	1,035,275	(1,970,759)	-152.5%

Earnings per Common Share Basic	0,01	(0,02)
Earnings per Common Share Diluted	0,01	0,01

Saúl Zang

First Vice-Chairman

Serving as Acting Chairman

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Business Highlight (Continued)

Sumary of Balance Sheet	As of September 30, 2004	As of September 30, 2003	Change %
Current Assets	82,958,434	55,637,018	49.1%
Non current Assets	597,938,676	515,628,858	16.0%

Total Assets	680,897,110	571,265,876	19.2%

Current Liabilities	59,277,817	14,517,357	308.0%
Non current Liabilities	154,529,529	166,087,662	-6.9%

Total Liabilities	213,807,346	180,605,019	18.4%

Minority Interest	24,536	156,019	-84.3%

Shareholders’ Equity	467,065,228	390,504,838	19.6%

Consolidated Statements of Cash Flows

For the three-month periods ended on September 30, 2004 and 2003

(In Argentine Pesos)

(Exchange Rates: September 30, 2004: US$ 1.00 = Ps. 2.981 / September 30, 2003: US$ 1.00 = Ps. 2.915)

Cash Flow	3 months as of September 30, 2004	3 months as of September 30, 2003
Cash flow variation
Cash at the begining of the period	12.733.227	20.930.230
Cash at the end of the period	18.609.637	14.235.618
Net cash decrease	5.876.410	(6.694.612)

Causes of variations in cash
Operative activities
Result for the period	1.035.275	(1.970.759)
Interest accrued during the period	2.898.498	3.021.440
Income tax	1.685.885	807.243

Adjustments to reach net cash flow deriving from operative activities:
Results from ownership in related companies	(4.645.027)	2.833.342
Minority Interests	(40.915)	(50.693)
Increase in provisions	2.984.567	1.301.142
Depreciations and amortizations	801.495	852.768
Results from capital goods holdings	(6.326.294)	(845.092)
Financial results	(2.218.828)	(2.234.706)
Results from the sale of fixed assets	(26.661)	(709.642)

Saúl Zang

First Vice-Chairman

Serving as Acting Chairman

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Unaudited Business Highlight (Continued)

Cash Flow	3 months as of September 30, 2004	3 months as of September 30, 2003
Changes in operative assets and liabilities
Increase in current investments	(1.000.001)	(59.862)
Decrease in sales and leases credits	2.568.361	3.788.447
Increase in other credits	(1.895.614)	(2.997.939)
Decrease in selling goods	7.941.666	664.081
Decrease in Social security and tributary charges and advances from clients	(873.664)	(1.776.958)
Decrease in commercial debts	(1.895.668)	(24.644)
Increase (Decrease) in other liabilities	2.255.125	(5.087.892)

Net cash flow generated by (used in) operative activities	3.248.200	(2.489.724)

Investment activities
Increase in permanent investments	(1.502.678)	(916.678)
Increase in share of related companies	(19.186.558)	(3.208.034)
Acquisition and improvement of fixed assets	(2.449.187)	(2.206.738)
Sale of fixed assets	138.825	1.606.612
Net cash flow used in investments activities	(22.999.598)	(4.724.838)

Financing activities
Exercise of Warrants	465.485	503.950
Incentive plan implementation	5.000	16.000
Increase of financial loans	31.915.000	—
Decrease of financial loans	(6.757.677)	—

Net cash flow generated by financing activities	25.627.808	519.950

Net cash Increase (Decrease)	5.876.410	(6.694.612)

Saúl Zang

First Vice-Chairman

Serving as Acting Chairman

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors

To the Shareholders, President and Board of Directors of

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

We have reviewed the balance sheets of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at September 30, 2004 and 2003, and the related statements of income, of changes in shareholders’ equity and of cash flows for the three-month periods ended September 30, 2004 and 2003 and the complementary notes 1 to 17 and schedules A, C, E, F, G and H. Furthermore, we have reviewed the consolidated financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, which are presented as complementary information. These financial statements are the responsibility of the Company´s management.

We conducted our review in accordance with standards established by Technical Resolution N° 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters, It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2004 and 2003, on which we issued our unqualified report dated September 7, 2004, we report that:

The financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at September 30, 2004 and 2003 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware, and we have no observations to make on them.

Report of Independent Auditors (Continued)

The comparative information included in the basic and consolidated balance sheets and the suplementary notes and schedules to the attached financial statements arise from Company financial statements at June 30, 2004.

In accordance with current regulations, we report that:

a)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply with the Corporations Law and pertinent resolutions of the National Securities Commission;

the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria arise from official accounting records carried in all formal respects in accordance with legal requirements; that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by section 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

Report of Independent Auditors (Continued)

d)	At September 30, 2004, the debt accrued of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to $ 137.059,79 which is not yet due.

Autonomus City of Buenos Aires, November 10, 2004

PRICE WATERHOUSE & CO S.R.L.

(Partner)
C.P.C.E.C.A.B.A. T°1 F°17
Dr. Andrés Suarez
Public Accountant (U.B.A.)
C.P.C.E.C.A. Buenos Aires
T245 - F61

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: November 24, 2004